AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 1999
                                            Registration Statement No. 333-

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   -----------
                          D.G. JEWELLERY OF CANADA LTD.
           (Name of small business issuer as specified in its charter)
                                  ------------

   Ontario, Canada                    3911
   (State or other             (Primary Standard
   jurisdiction of                 Industrial                N/A
   incorporation or              Classification         (IRS Employer
    organization)                 Code Number)             I.D. No.)

                                  ------------
                               1001 Petrolia Road
                        Toronto, Ontario, Canada M3J 2X7
                                 (416) 665-8844
          (Address and telephone number of principal executive offices and principal place of business)

                                   -----------
     Jay M. Kaplowitz, Esq.        Gary Davis, Vice-President Finance and Chief
     Arthur S. Marcus, Esq.                     Financial Officer
GERSTEN, SAVAGE & KAPLOWITZ, LLP          D.G. Jewellery of Canada Ltd.
 101 East 52nd Street, 9th floor                1001 Petrolia Road
    New York, New York 10022             Toronto, Ontario, Canada M3J 2X7
         (212) 752-9700                           (416) 665-8844
      (212) 752-9713 (fax)                     (416) 665-4986 (fax)
           (Name, address and telephone number of agents for service)

                                   -----------
                                   Copies to:
                                   -----------

                             Jay M. Kaplowitz, Esq.
                             Arthur S. Marcus, Esq.
                        GERSTEN, SAVAGE & KAPLOWITZ, LLP
                         101 East 52nd Street, 9th floor
                            New York, New York 10022
                                 (212) 752-9700
                              (212) 752-9713 (fax)

             Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

             If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box.   |_|

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]

                         CALCULATION OF REGISTRATION FEE

                                                                            Proposed          Proposed
                                                                             Maximum           Maximum        Amount of
                Title of Each Class of                   Amount Being    Offering Price       Offering       Registration
              Securities Being Registered                 Registered     Per Security(1)      Price(2)           Fee

Shares of Common Stock, no par value                       977,223        $7,451,325.38     $7,451,328.38     $2,071.46

Shares of Common Stock, no par value, issuable on          172,308        $1,313,848.50     $1,313,848.50       $365.25
exercise of warrants

Total registration fee                                                                                        $2,436.71

(1) Pursuant to Rule 457, estimated solely for the purpose of calculating the registration fee. Based upon the last reported sales price of the registrant's common stock of the same class as quoted on Nasdaq National Market on June 24, 1999.

(2) Pursuant to Rule 416, under the Securities Act of 1933, as amended, there are also being registered such indeterminate number of shares of common stock as may be issuable upon conversion of warrants described herein and pursuant to the provisions of the warrants regarding determination of the applicable conversion price.

(3) 615,385 shares of common stock were directly acquired by the selling shareholders in the May private placement offering and 316,693 shares of common stock are included to cover any potential adjustment in the amount shares acquired by such selling shareholders.

      Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS

                   Subject to Completion, Dated June 29, 1999
                          D.G. JEWELLERY OF CANADA LTD.
                        1,149,531 Shares of Common Stock

      All of the shares of common stock, no par value, of D.G. Jewellery of Canada Ltd., an Ontario corporation, offered hereby are being offered by the selling security holders named in this prospectus under the caption "Selling Security Holders". 615,385 of such shares to be sold were directly acquired by the selling shareholders from us in connection with a private placement offering in May 1999 and 45,145 of such shares to be sold were directly acquired by the selling shareholders in lieu of payment of promissory notes owed by us. We issued the 45,145 shares of common stock to the selling shareholders in June 1999, pursuant to an agreement entered into in March 1999. 172,308 of such shares may be sold by the selling security holders upon the exercise of warrants to purchase our common stock, which were also acquired in connection with the private placement in May 1999. We will not receive any of the proceeds from sales of the shares of the selling security holders, however, we will receive US$1,400,864 upon the exercise of all of the warrants. We have also registered an additional 316,693 shares of common stock to cover any potential adjustment in the amount of shares of common stock purchased in the May private placement. See "Selling Shareholders."

      Our common stock is traded on the Nasdaq National Market under the symbol "DGJL." On June 24, 1999, the last reported sales price of the common stock was US$7.625.

                  The date of this Prospectus is June 29, 1999

      THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA. THE SECURITIES ARE NOT BEING OFFERED FOR SALE AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA, OR TO ANY RESIDENT THEREOF, IN VIOLATION OF THE SECURITIES LAWS OF ANY PROVINCE OR TERRITORY OF CANADA.

                        ENFORCEMENT OF CIVIL LIABILITIES

      Our headquarters is located in, and our officers, directors and auditors are residents of, Canada and a substantial portion of our assets are, or may be, located outside the United States. Accordingly, it may be difficult for investors to effect service of process within the United States upon non-resident officers and directors, or to enforce against them judgments obtained in the United States courts predicated upon the civil liability provision of the Securities Act of 1933, as amended or state securities laws. We have been advised by our Canadian legal counsel, Grubner, Krauss, Barristers & Solicitors, that there is doubt as to the enforceability in Canada against the us or against any of our directors, controlling persons, officers or the experts named herein, who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon U.S. federal securities laws. Service of process may be effected, however, upon our duly appointed agent for service of process, Gersten, Savage & Kaplowitz, LLP, New York, New York. If investors have questions with regard to these issues, they should seek the advice of their individual counsel. We have also been informed by our Canadian legal counsel, Grubner, Krauss, Barristers & Solicitors that, pursuant to the Currency Act (Canada), a judgment by a court in any Province of Canada may only be awarded in Canadian currency. Pursuant to the provision of the Courts of Justice Act (Ontario), however, a court in the Province of Ontario shall give effect to the manner of conversion to Canadian currency of an amount in a foreign currency, where such manner of conversion is provided for in an obligation enforceable in Ontario.

                               EXCHANGE RATE DATA

      We maintain our books of account in Canadian dollars, but have provided the financial data in this prospectus in United States dollars and on the basis of generally accepted accounting principles as applied in the United States, and our audit has been conducted in accordance with generally accepted auditing standards in the United States. All references to dollar amounts in this prospectus, unless otherwise indicated, are to United States dollars.

      The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. On May 31, 1999, the exchange rate was Cdn$1.00 per US$1.48.

                                             Year Ended December 31,
                                             -----------------------
                                   1994      1995      1996      1997      1998
                                   ----      ----      ----      ----      ----

Rate at end of period            $0.7143   $0.7353   $0.7299   $0.6991   $0.6532

Average rate during period        0.7299    0.7299    0.7353    0.7223    0.6745

High                              0.7092    0.7009    0.7212    0.6945    0.7061

Low                               0.7642    0.7533    0.7526   0.77493    0.6376

                               PROSPECTUS SUMMARY

      The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus, including the financial statements and the related notes beginning on page F-1. References in this prospectus to "we", "our" and "us" refer to D.G. Jewellery of Canada Ltd., an Ontario corporation.

Our Business

      We are primarily engaged in the design, manufacture, merchandising and distribution of stone-set jewelry for department stores, mass merchants, catalogue showrooms, television shopping networks and other high volume retailers and major discounters. We are also seeking to take advantage of non-traditional wholesale distribution outlets such as Internet wholesale advertising services, liquidation operations, and consumer product rental companies.

      Our manufacturing and wholesale distribution business is divided into three divisions. We have operated in Canada under the DG name (these operations shall be hereinafter referred to as the DG division for 30 years. The DG division's principal product is rings, which account for approximately 90% of the DG division's sales based on both dollars and units. The DG division also produces pendants and earrings. The jewelry produced by the DG division is made of gold or silver and most contain one or more precious, semi-precious or synthetic stones. The stones include diamonds, pearls, gems, cubic zirconia and other synthetic stones. The average wholesale price of the DG division products is approximately $150.00 and retail prices for the D.G. Division's better selling products range from $30.00 to $600.00.

      In November 1997, we acquired our Diamonair division. Diamonair assembles and wholesales a product line which consists of earrings, rings, bracelets and necklaces. The products are primarily gold jewelry set with cubic zirconia stones. The average wholesale price of the Diamonair products is approximately $100.00 and retail prices for the Diamonair's better selling products range from $50.00 to $500.00. Approximately 30% of Diamonair's products are manufactured partly or entirely by the DG Division and we intend to seek to expand this percentage.

      In February 1998, we acquired our Aviv division. Aviv is a manufacturer and wholesaler of bridal jewelry. Its products are primarily gold rings set with diamonds or gem-stones. The average wholesale price of its jewelry is approximately $700 and retail prices for Aviv's better selling products range from $500.00 to $1,500.00. Certain Aviv products retail for as much as $10,000.00.

      We believe we have established our self as a low-cost, high-volume and quality manufacturer in the value priced jewelry market. Our primary competitive advantage, particularly for our DG division, is our innovative manufacturing method which allows for substantially reduced costs per unit, provides substantial capacity and better quality, and requires minimal skilled labor. Our merchandising strategy also involves the design of products that we believe will continually appeal to the mass market. We also assist our customers in creatively merchandising our jewelry to encourage impulse purchases.

      Growth has been achieved by providing our customers with quality and services and in recent years, through our manufacturing process, which enables us to provide our customers with value priced, stone-set mass appeal jewelry at lower cost than many of our competitors. We maintain long-standing relationships with Canadian customers such as Reed's Jewellers, The Twain Group and The Shopping Channel. In the last three years we have focused on the much larger American market. The DG division established a United States sales office in Tampa, Florida and currently sells products to customers such as Wal-Mart, Fred Meyer Inc., Value Vision International Inc., Suarez Corporation, which is a direct mail order company, and others, including Zales Corporation, the largest jewelry retailer in the United States. We have also utilized strategic acquisitions to increase our presence in the United States. Diamonair's customers include Finlay Fine Jewelry Corp., which operates leased fine jewelry departments in department stores for retailers such as May Department Stores and Federated Department Stores. Aviv sells to Zales Corporation and Finlay Fine Jewelry Corp., as well as many independent jewelers in the

United States. In 1998, approximately 81% of our sales were in the United States, as compared to 17% and 63% in 1995 and 1997, respectively.

      Manufacturing for the DG division's product line and many of the Diamonair products occurs at our facility in Toronto, Canada. Our manufacturing process is a unique lost-wax/cast-in-place manufacturing process which enables us to produce high volume, quality jewelry, particularly multi-stone rings. We presently produce an average weekly volume of 3,000 rings at our Toronto facility. Our management believes our Toronto facilities have the capacity to produce approximately 20,000 multi-stone rings per week. This special manufacturing process has positioned us as a major competitor in this product line, having become a low-cost producer of quality rings for the value priced jewelry market.

      Currently, manufacturing and other operations for the Aviv product line are accomplished at our facility in Houston, Texas. We entered into a sublease agreement for this factory in connection with the acquisition of Aviv. This facility produces an average weekly volume of 800 rings and Aviv's management believes its Texas facilities have the capacity to produce approximately 4,500 rings per week.

      Our merchandising strategy is to provide quality, value priced products and to display our products in varied retail environments. We maintain a broad base of customers and concentrate on four major jewelry market segments: (i) department stores such as Sears Roebuck, J.C. Penney and Saks Fifth Avenue (our products are also sold in Federated Department Stores and May Department Stores through Finlay Fine Jewelry Corp.); (ii) specialty markets, such as television shopping networks and jewelry retail outlets; (iii) jewelry chain stores such as Zales Corporation, Gordons, Freidmans and others; and (iv) mass merchandisers such as Wal-Mart.

      We have model makers and designers who design jewelry based on industry trends, consumer tastes, or in some cases, based upon customer's requests. However, we primarily seek to produce products with enduring styles. This eliminates the use of faddish styles and reduces risks associated with fashion jewelry that may not receive customer acceptance and result in increased and stagnant inventory. This also reduces designer personnel and costs.

      In connection with the acquisition of Aviv, we acquired a retail store located at the Aviv factory in Texas. This store, called the New York Gold and Diamond Exchange, sells Aviv products as well as products purchased from other jewelry manufacturers. We are increasing the amount of our products, particularly DG division and Diamonair products, in the store.

      We also intend to use strategic partnerships and joint ventures to create additional revenue for us and to create opportunities for the sale of our products.

      Our executive offices are located at 1001 Petrolia Road, Toronto, Ontario M3J 2X7, telephone (416) 665-8844. We maintain a sales office in New Providence, Rhode Island. Aviv operates from Houston, Texas and Diamonair operates from Cedar Knolls, New Jersey.

                                  THE OFFERING

Common Stock Offered .................  1,149,531 shares of common stock.
                                        660,530 which may be immediately sold by the selling security holders and 172,308 which may be sold by the selling security holders upon the exercise of all of the warrants. See "Description of
                                        Security:

Shares of Common Stock Outstanding ...  5,960,280

Use of Proceeds ......................  We will not receive any proceeds from the sale of the shares of common stock
                                        by the selling security holders, but we
                                        would receive the proceeds of the
                                        exercise of any warrants exercised by
                                        the selling security holders which will
                                        be applied to working capital. See "Use
                                        of Proceeds."

Common Stock Trading Symbols .........  NASADAQ National Market: DGJL

Risk Factors .........................  An investment in our common stock involves a high degree of risk and
                                        should be made only after careful
                                        consideration of the significant risk
                                        factors that may affect us. Such risks
                                        include special risks concerning us and
                                        our business. See "Risk Factors".

                     SUMMARY COMBINED FINANCIAL INFORMATION

                                                  Year ended, December 31,
                                                  ------------------------

                                               1996         1997         1998
                                               ----         ----         ----

                                            (in thousands except per share data)
                                            ------------------------------------

Statement of Operations Data

Revenue                                      $14,182      $22,128      $35,350

Gross profit
                                               2,807        6,450       11,495
Net income                                       457        1,045        3,279

Net income per share                            0.11         0.22         0.59

                                                  Year ended, December 31,
                                                  ------------------------

                                               1996         1997         1998
                                               ----         ----         ----

                                            (in thousands except per share data)
                                            ------------------------------------

Balance Sheet Data

Working capital                              $ 3,317      $10,235      $12,408

Total Assets                                  16,773       33,922       43,504

Long-term debt                                 1,081        2,865        2,696

Total liabilities                             13,610       23,327       29,211

Shareholders' equity                           3,163       10,595       14,292

                                  RISK FACTORS

      An investment in the shares of common stock offered hereby is highly speculative, involves a high degree of risk, and should be made only by investors who can afford the loss of their entire investment. Prospective investors, prior to making an investment decision, should carefully consider the following risk factors, together with the other matters referred to in this prospectus, including the financial statements and the notes to the financial statements. Prospective investors should be in a position to risk the loss of their entire investment. This prospectus contains certain forward-looking statements that involve certain risks and uncertainties. Our actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this prospectus.

RISKS SPECIFIC TO US

We may not be able to compete effectively in our industry.

      The manufacture and distribution of jewelry is a highly competitive industry. We compete with major domestic and international companies, many of which have significantly greater financial, technical, marketing and human resources than we have. While we believe that our manufacturing process provides us with a competitive edge in certain markets, we have not applied for a patent on the process since we are reluctant to divulge our proprietary secrets. There can be no assurance that other jewelry manufacturers will not similarly develop low-cost, high-volume production capabilities or better processes or develop other competitive advantages over us, thereby providing greater competition for us and materially effecting our business prospects. See "Business--Competition".

We may be unable to protect our intellectual property.

      We believe one of our significant competitive advantages is our manufacturing process which utilizes the lost- wax/cast-in-place method allowing us to use unskilled labor with minimal training to set as many as 8,000 stones per day, per stone setter, at a significantly lower cost than our competitors. Although the general concepts of such high volume production are known in the industry, to our knowledge no-one else has been able to develop and perfect the unique applications that we have developed to accomplish such high volume production of stone-set jewelry. We have not applied for a patent for the application and modifications of the basic processes, since we do not want to disclose our unique developments and applications. Furthermore, there can be no assurance that the process would qualify for patents, or to the extent of the enforceability of any patent that would be granted. See "Business--Patents and Trademarks." The ability of others to build upon the basic processes and develop similar, if not better applications to the high volume, lost-wax manufacturing process, could have an adverse competitive impact. See "Business-Competition" and "Business-Manufacturing."

Our marketing strategy may not result in success.

      Our business strategy is designed to expand our sales of stone-set jewelry, in particular rings, in Canada and the United States by taking advantage of our manufacturing process and promoting our popular designs. Our ability to implement our plans will depend primarily on the ability to expand our penetration in the United States and the availability of qualified and cost effective sales personnel. There are no firm agreements for employment of additional marketing personnel, and there is no assurance that any of the expansion factors will be satisfied or that we will be able to establish additional favorable relationships for merchandising of our jewelry in the United States. There is no certainty, assuming we could hire the appropriate marketing personnel and ultimately establish additional merchandising relationships in the United States, when such events might occur or to what extent. See "Business-Business Strategy."

      Prior to the acquisition of Aviv, we had not engaged directly in retail operations. We have never engaged in the inventory liquidation business or in the operation of retail outlets for jewelry and watch repair. However, we have hired experienced personnel or entered into joint ventures with experienced operators of such businesses. Nonetheless, the prospects for the New York Gold and Diamond Exchange must be considered in light of the risks, expenses and difficulties frequently encountered by small businesses in highly competitive industries.

The availability and cost of precious metals and precious and semi-precious stones could have a material adverse effect on our results of operations and financial condition.

      The jewelry industry in general is effected by fluctuations in the prices of precious metals and precious and semi- precious stones. The availability and prices of gold, diamonds and other precious metals and precious and semi-precious stones may be influenced by cartels, political instability in exporting countries and inflation. Shortages of these materials or sharp changes in their prices could have a material adverse effect on our results of operations or financial condition.

      Approximately 90% of our products are made of gold, which we obtain from commodity dealers, banks and gold refiners in U.S. dollars at market prices on a cash basis. Changes in the market price of gold could require us to reduce the carrying value of the gold owned by us and recognize a charge against earnings, which could be substantial, in the period in which the change in market value occurs. We do not engage in hedging transactions to protect against this potential risk. See the "Consolidated Financial Statements" and notes attached hereto.

      Prices for our products generally are determined by reference to the current market price of gold. Consequently, our sales could be affected by significant increases, decreases or volatility in the price of gold. While we believe that our sales have not suffered materially during the periods of rising or declining gold prices, there can be no assurance, if the price of gold were to move substantially above or substantially below current price levels and remain as such for a prolonged period of time, that such increase or decrease would not have an adverse effect on our results of operations. In addition, our results of operations may be adversely affected during periods of extreme volatility in the price of gold since many customers may elect to defer purchases until the price of gold has become relatively stable.

A significant portion of our sales depend upon purchases by a limited number of our customers.

      For the year ended December 31, 1998, the major customers accounted for 36% of sales. Value Vision accounted for 21% of sales. Other than Value Vision, no customer accounted for more than 10% of sales. For the year ended December 31, 1997, three major customers accounted for 42% of sales. Finlay Fine Jewelry Corp. accounted for 19% of sales, Silvermans Jewelers Consultants, Inc. accounted for 14% of sales and Wal-Mart accounted for 9% of sales. For the year ended December 31, 1996, our two largest customers were Wal-Mart (21% of sales) and Zellers Inc. of Canada (11% of sales). The loss of any of these customers or a significant reduction in their orders would have a materially adverse effect on our results of operations. No assurance can be given that such customers will continue to use us for the design and manufacture of their jewelry requirements. See "Business--Customers."

We depend upon our senior management and their loss or unavailability could put us at a competitive disadvantage.

      Our operations have depended to a great extent on the management efforts of Jack Berkovits, our Chairman, CEO and President and Gadi Beer, the Vice President of Sales and Marketing for Aviv. Mr. Berkovits has a three year employment agreement with us which became effective on April 14, 1997. Mr. Beer has a one year employment agreement which became effective on February 10, 1998. The loss of these individuals would have a materially adverse effect upon us. We maintain approximately $840,000 of "key-man" life insurance on Mr. Berkovits. One policy in the amount of $700,000 has been pledged to secure our line of credit to The Bank of Nova Scotia. See "Management."

We may not be able to obtain future financing because in order to obtain an existing line of credit and existing equipment financing, we pledged all of our assets to the Bank of Nova Scotia as collateral.

      All of our assets have been pledged as collateral to secure our indebtedness to The Bank of Nova Scotia, a Canadian bank, for a line of credit and equipment financing provided to us. In the event we default on payment of our obligations, including the making of required payments of principal and interest, our indebtedness could be declared immediately due and payable and, in certain cases, our assets could be foreclosed upon. The aforementioned pledging of the assets and assignments of insurance to secure outstanding indebtedness makes such assets unavailable to secure additional debt financing, which most likely will adversely effect our ability to borrow in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Fluctuations in our quarterly and annual operating results may affect our stock price.

      We may to experience significant fluctuations in our future quarterly and annual operating results due to a variety of factors, may of which are outside our control. Factors that may adversely effect our quarterly operating results include: technological developments in the mass production of jewelry, our ability to efficiently meet the design and production requirements of our customers, and market acceptance of our customers' jewelry. Further factors impacting the success of our operations are increases in expenses associated with continued sales growth, our ability to control costs, management's ability to evaluate the public's taste and new orders to target satisfactory profit margins, our capacity to develop and manage the introduction of new designed products, and competition. Quality control is also essential to our operations, since customers demand compliance with design and product specifications and consistency of production. There can be no assurance that the revenue growth will be sustained on a quarterly or annual basis. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      In addition, retail sales of jewelry are greater in the fourth quarter of the calendar year which includes the holiday selling season. It has been management's experience that our and our customers' purchases are seasonally sensitive causing a significant portion of our sales to be concentrated in the fall in anticipation of the holiday season.

The sale of our jewelry is dependent upon a strong economy.

      Retail jewelry sales are sensitive to fluctuations in the economic cycle. Unfavorable general economic conditions have an adverse effect on consumer spending, and therefore on our business. We believe our growth and products are less sensitive to economic downturns due to our mass manufacturing capabilities, merchandising, and low-cost products which are impulse purchase items. There can be no assurance that unfavorable general economic conditions or a downturn in consumer confidence could in the future have an adverse effect on consumer spending preferences and, therefore, on our business.

Investors in our common stock are not afforded the same protection or information generally available to investors in public companies in the United States because as a foreign private issuer, we are exempt from certain provisions of the Securities Exchange Act of 1934.

      We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States companies with securities registered under the Securities Exchange Act of 1934, including the rules under the Securities Exchange Act of 1934 requiring the filing with the United States Securities Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K. Because of these exemptions, investors in our common stock are not afforded the same protections or information generally available to investors in public companies organized in the United States.

RISKS RELATING TO THIS OFFERING

Our management will retain substantial influence following this offering,

      As of the date of this prospectus, Jack Berkovits, our Chairman, President and Chief Executive Officer, beneficially owns, in the aggregate, approximately 44.2% of the outstanding common stock. Accordingly, he is in a position to cause an increase in the authorized capital or cause the dilution, merger or sale of assets of us, cause directors to be elected or removed and generally control our affairs. Assuming that all of the warrants are exercised by the selling security holders, Mr. Berkovits will beneficially own, in the aggregate, approximately 41.7% of the outstanding common stock (assuming no exercise of any other options or warrants other than those held by such individuals). Although he would not represent a majority of our voting securities, his significant beneficial holdings would enable him to exercise substantial influence over our business. See "Principal Shareholders."

There is the possibility of conflicts of interest between us and our Chairman and certain of our employees because in the past we have entered into business transactions with our Chairman and certain employees.

      There have been transactions in the past and are ongoing transactions between us and our Chairman, CEO and President, Jack Berkovits and loans from us to certain of our employees, some of whom are our officers. In the future, all related party transactions will be disclosed to our board of directors, who will decide whether such transactions are in our best interests and on terms no less favorable than could be obtained from unaffiliated third parties. There exists the potential for conflicts of interest between us and such parties. There can be no assurance that any further conflicts of interest will be resolved in our favor. See "Management," "Certain Transactions" and "Principal Shareholders."

The market for the common stock may suffer in the event of de-listing from the Nasdaq National Market and if our common stock is deemed to be a "penny stock."

      Our common stock is listed on the Nasdaq National Market. In order to maintain the listing, we must meet the following criteria: (i) either at least $4,000,000 in net tangible assets, a $50,000,000 market capitalization or total assets and total revenue each of at least $50,000,000 in two of the three prior years, (ii) at least 750,000 shares in the public float valued at $5,000,000 or more, (iii) a minimum common stock bid price of $1.00, (iv) at least four active market makers, and (v) at least 400 shareholders of common stock. If we are unable to satisfy the Nasdaq National Market maintenance criteria, our common stock may be de-listed from trading on the Nasdaq National Market. In such event, we would seek to have our common stock listed on the Nasdaq SmallCap Market. In the event we were unsuccessful in listing our common stock on the Nasdaq SmallCap Market or that our common stock was de-listed from the Nasdaq SmallCap Market, trading in our common stock would be conducted in the over-the-counter market on the NASD's OTC Bulletin Board or in the National Quotation Bureau's "pink sheets." As a consequence, an investor would most likely find it more difficult to dispose of, or to obtain prompt and accurate quotations as to the price of our securities, and may be exposed to a risk of a decline in the market price of the common stock.

      In addition, if our securities are delisted from Nasdaq, and we do not meet any other exclusion from the definition of a "penny stock" under the Securities Exchange Act of 1934, our stock would be subject to the penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as investors with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase, and must have received the purchaser's written consent to the transaction prior to sale. As a result, de-listing, if it were to occur, could materially adversely effect the ability of the broker-dealers to sell our common stock and the ability of purchasers in this offering to sell their shares of common stock in the secondary market.

Our management has broad discretion in the application of net proceeds.

      The proceeds received by us upon exercise of the warrants, if any, will be used for working capital. Our management will have complete discretion in determining the use of such proceeds and shareholders may not be provided advanced information on such plans, facilities or procedures, and will not be permitted to approve or disapprove such transactions. See "Use of Proceeds."

We have not, and do not intend, to pay cash dividends in the foreseeable future.

      We have not paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements, which we may enter into with institutional lenders may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, and any other factors our board of directors decides is relevant. See "Dividend Policy."

Future sales by our existing shareholders may effect the market for our common stock.

      Upon consummation of this offering, we will have 6,440,281 shares of common stock issued and outstanding (assuming issuance of an aggregate of 172,308 shares pursuant to the exercise of the warrants), of which 1,527,250 are freely tradeable without restriction or registration under the Securities Act of 1933, as amended. All of the 4,193,031 remaining shares of our common stock are "restricted securities" as defined under Rule 144 of the Securities Act, including 2,634,975, held by Jack Berkovits, our Chairman, Chief Executive Officer and President. Mr. Berkovits is deemed an "affiliate" (control person) of D.G. Jewellery of Canada Ltd. as defined in Rule 144 promulgated under the Securities Act of 1933, as amended, and may only sell his shares, which are deemed "restricted securities" as defined under Rule 144 of the Securities Act of 1933, as amended, absent registration, in accordance with the provisions of Rule 144, exclusive of Rule 144's one-year holding period. Options granted under the 1998 Stock Option Plan to our employees, officers and directors, and the common stock issuable upon exercise of those options, would be deemed "restricted securities" under Rule 144. Restricted securities may only be publicly sold pursuant to a registration under the Securities Act of 1933, as amended, or pursuant to Rule 144 or some other exemption that may be available from the registration requirements of the Securities Act of 1933, as amended. Rule 144 entitles each person holding restricted securities for a period of one-year, and affiliates who own restricted securities for two years, to sell every three months in ordinary brokerage transactions an amount of shares which does not exceed the greater of 1% of the common stock outstanding, or assuming the common stock is then traded on Nasdaq, the average weekly trading volume during the four calendar weeks prior to said sale. Any substantial sales pursuant to Rule 144, including the potential sale of Mr. Berkovits' common stock, may have an adverse effect on the market price of our common stock, and may hinder our ability to arrange subsequent equity or debt financing or affect the terms and time of such financing. See "Shares Eligible for Future Sale."

Our results of operations may be materially adversely effected as a result of currency fluctuations.

      Our consolidated financial statements are prepared in Canadian dollars and are converted into United States dollars. A portion of our revenues is derived from activities in the United States. Fluctuations in exchange rates between the Canadian and United States dollars may have a material adverse effect on our results of operations. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. To date, we have not sought to hedge the risks associated with fluctuation in exchange rates and do not have a policy relating to hedging. There can be no assurance that any hedging techniques that we might implement in the future would be successful or that our results of operations will not be materially adversely effected by exchange rate fluctuations.

The forward-looking statements included in this prospectus present certain risks and uncertainties.

      This prospectus contains certain forward-looking statements regarding our plans and objectives for the future. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based on a successful execution of our expansion strategy and are based upon a number of assumptions, including assumptions relating to the growth of the jewelry manufacturing industry and that there will be no unanticipated material adverse change in our operations or business. These assumptions involve judgements with respect to, among other things, future economic, political, competitive, and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. In light of the significant uncertainties inherent in these forward-looking statements, you should not regard these statements as representations by us or any other person that we will achieve our objectives and plans.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares of common stock owned by the selling security holders. All proceeds from the sales of the shares of common stock owned by the selling security holders will be for the account of the selling security holders described below. See "Selling Security Holders." In the event that the warrants are exercised, we will receive an aggregate of $1,400,864, which will be utilized for working capital. There can be no assurance that such warrants will be exercised.

                           CERTAIN MARKET INFORMATION

      Since the initial public offering of our common stock on April 17, 1997, our common stock and warrants have been traded on the Nasdaq SmallCap Market under symbols "DGJL." and "DGJW, respectively, and on the Boston Stock Exchange under the symbols "DGJ" and "DGJW." On May 27, 1999, our common stock began trading on the Nasdaq National Market System. Prior to April 1997, there was no market for our shares of common stock. There is no non-United States trading market for our securities and there is no limitation on non-Canadians owning shares of our common stock.

      The following table sets forth the high and the low sales prices for our common stock as reported by the Nasdaq SmallCap Market during each quarter since such trading commenced on April 17, 1997.

                                                         Common Stock
                                                         ------------
Quarter                                          High                      Low
-------                                          ----                      ---
1997
April 18, 1997 - June 30, 1997                  10 1/8                    4 3/4
Third Quarter                                   5                         1 3/4
Fourth Quarter                                  2 11/16                   1 3/4

1998
First Quarter                                   3 5/8                     1 3/4
Second Quarter                                  4 5/8                     3 1/8
Third Quarter                                   5 1/2                     1 7/8
Fourth Quarter                                  9 7/16                    4 1/2

1999
First Quarter                                   9 7/16                    4 1/2
Second Quarter April 1 - May 31, 1999           8 1/2                     5 7/8

      As of May 31, 1999, there were 17 shareholders of record and approximately 800 beneficial owners.

      On May 31, 1999, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $6.50.

                                 DIVIDEND POLICY

      The payment of dividends, if any, in the future is within the discretion of the board of directors and will depend upon our earnings, capital and legal requirements and financial condition and such other factors that the board of directors deems relevant. For the foreseeable future, we intend to retain future earnings, if any, for reinvestment in the development and expansion of our business.

                             SELECTED FINANCIAL DATA

      The following selected statement of operations data is for the period from January 1, 1996 through December 31, 1998. The selected balance sheet data is for the period from January 1, 1996 through December 31, 1998. The statement of operations and balance sheet data is derived from our financial statements and the related notes included elsewhere in this prospectus audited by Schwartz Levitsky Feldman, Certified Accountants. Our books and records are maintained in Canadian Dollars, but our auditors have reconciled such financial data to United States dollars (see "Exchange Rate Data") and the financial statements contained in this prospectus have been prepared in accordance with generally accepted auditing standards in the United States. See "Report of Independent Auditors" and "Consolidated Financial Statements." All information should be read in conjunction with our consolidated financial statements and the notes contained elsewhere in this prospectus.

                                                  Year ended, December 31,
                                                  ------------------------

                                             1996           1997           1998
                                             ----           ----           ----

                                            (in thousands except per share data)
                                            ------------------------------------

Statement of Operations Data

Revenue                                    $14,182        $22,128        $35,350

Gross profit                                 2,807          6,450         11,495

Net income                                     457          1,045          3,279

Net income per share                          0.11           0.22           0.59

                                                  Year ended, December 31,
                                                  ------------------------

                                             1996           1997           1998
                                             ----           ----           ----

                                            (in thousands except per share data)
                                            ------------------------------------

Balance Sheet Data

Working capital                             $3,317        $10,235        $12,408

Total Assets                                16,773         33,922         43,504

Long-term debt                               1,081          2,865          2,696

Total liabilities                           13,610         23,327         29,211

Shareholders' equity                         3,163         10,595     14,292,439

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
                            AND RESULTS OF OPERATIONS

      The statements contained in this prospectus that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, intentions, beliefs or strategies regarding the future. Forward looking statements include our statements regarding liquidity, anticipated cash needs and availability and anticipated expense levels. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statement. It is important to note that our actual results could differ materially from those in such forward-looking statements.

      Our future success as a manufacturer and distributor of value-priced, stone-set jewelry will be influenced by several factors including technological developments in the mass production of jewelry, our ability to efficiently meet the design and production requirements of our customers, and the market acceptance of our jewelry. Further factors impacting our operations are increases in expenses associated with continued sales growth, our ability to control costs, management's ability to evaluate the public's tastes and orders to target satisfactory profit margins, the ability to develop and manage the introduction of new designed products, and competition. Quality control is also essential to our success, since customers demand compliance with design and product specifications and consistency of production.

      Our utilization of our high-volume manufacturing techniques sometimes results in excess inventories. In the past, we either sold these excess inventories in lots at prices which usually resulted in losses of our investment in labor and overhead and without recovering our full cost of stones, or our internally recycled the metal and most stones by disassembling the product, re-melting the gold or silver and removing the stones. This recycling resulted in additional incurred labor and overhead costs. Once Diamante established its factory outlet stores, it provided us with an opportunity to sell our excess inventories on more favorable terms. By selling to Diamante, we then avoided the costs and losses that we had incurred in the past and we are afforded a more advantageous method of dealing with our excess inventories. We are the primary supplier of products to Diamante and our account receivable from Diamante is fully secured by all the assets of Diamante, which security interest has been pledged by us to The Bank of Nova Scotia for our financing facilities. In addition, we perform certain administrative functions for Diamante.

      Generally, we do not provide products pursuant to long-term contracts. We have an exclusive jewelry supply contract with Zellers, Inc. of Canada that, pursuant to its terms, is to terminate in December 2004. Sales to Zellers Inc. of Canada were $1.6 million in 1996, $550,000 in 1997 and $1,814,000 in 1998.

      On November 21, 1997, we acquired substantially all of the assets of the wholesale jewelry division of Litton Systems, Inc., which division had operated under the trade name Diamonair, for approximately $5.8 million. The acquisition was accounted for using the purchase accounting method. In accordance with the purchase accounting method, Diamonair's results have been included in our consolidated financial statements since the acquisition date.

      Sales of Diamonair products in 1998 on a non-consolidated, unaudited basis were $7,560,993 and the profit margin was approximately 41%. Diamonair purchased products from approximately 20 suppliers. We believe that it was able to increase the profit margin on Diamonair products sold by us by increasing the amount of Diamonair products manufactured by us using our manufacturing process. We have increased sales of Diamonair products by introducing the Diamonair products into the distribution lines used by the D.G. division and the Aviv division.

      On February 10, 1998, we completed our acquisition of substantially all of the assets of Aviv, Inc., by assuming approximately $4.3 million in debt. The effective date of the acquisition was June 1, 1997.

      Of Aviv's total sales of approximately $10.3 million, approximately $1.2 million were attributable to the New York Gold and Diamond Exchange, a retail store at Aviv's facilities in Houston, Texas. We do not anticipate that the cost of many of the Aviv products will be reduced significantly by our manufacturing process. Aviv's products generally are made with more expensive metals and stones than our other products. Therefore, savings in the manufacturing process do not result in unit cost reductions that are material in relation to the total price of the Aviv jewelry. We also intend to increase sales of Aviv products by introducing the Aviv products to the distribution lines used by the D.G. division and Diamonair division.

      Currently, we are reviewing our administrative costs to determine if there are areas where expenses could be reduced through further integration and consolidation of the acquisitions. Although we expect to achieve some level of consolidation, these potential cost reductions are limited in many areas because
(i) operating in the United States and Canada limits the advantages of consolidating certain accounting and human resources functions and (ii) management believes that maintaining the existing Aviv and Diamonair sales offices and manufacturing facilities will be beneficial for maintenance of those divisions' existing customer relationships and will increase our opportunities in the United States.

      Fluctuations in the Canadian dollar against other currencies, especially the U.S. dollar, may have a material effect on our results of operations. A substantial portion of our sales and purchases are set in U.S. dollars or are influenced by local currency against the U.S. dollar. To date, we have not sought to hedge the risks associated with fluctuations in exchange rates and currently do not a have a policy relating to hedging.

      Many computer systems and software products worldwide will not function properly as the year 2000 approaches due to the common programming device of using just the last two digits of a year in all dates. Currently, we have installed new computer systems at both DG and Diamonair and are completing implementing and conversion to avoid this problem. We expect to implement any necessary changes in Fiscal 1999. We do not believe that the costs of implementing any additional necessary changes to our computer systems will have a material adverse effect on our business.

Results of Operations

Year Ended December 31, 1997 as Compared to Year Ended December 31, 1996

      Sales for the year ended December 31, 1997 were $22.1 million, as compared to $14.2 million for the year ended December 31, 1996. This $7.9 million, or 56%, increase was primarily due to the addition of Aviv revenue of $7.3 million and Diamonair revenue of $3.8 million. Revenue from the D.G. division decreased by $3.2 million due to a change in the product and customer mix, which resulted in lower volumes or more expensive, higher margin goods being sold in the year ended December 31, 1997.

      Cost of sales increased to $15.7 million in the year ended December 31,1997 as compared to $11.4 million in the year ended December 31, 1996. This $4.3 million, or 38%, increase was primarily due to the increase in sales. Gross margin (which is gross profit primarily expressed as a percentage of sales) increased to 29% in the year ended December 31, 1997 from 20% in the year ended December 31,1996. Gross margin increased due to a change in the product and customer mix discussed above.

      Selling, general and administrative costs increased to $3.7 million in the year ended December 31, 1997 from $1.1 million in the year ended December 31, 1996. This $2.6 million, or 26%, increase is due to the increased expenses associated with operating from multiple locations and being a public company. In particular, professional fees increased by $750,000 due to costs associated with being a public entity and transaction costs associated with the acquisitions. Executive salaries increased by $417,000, partially due to the increase in the number of executives required to operate in three locations.

      Interest and other expenses increased to $1.2 million in the year ended December 31, 1997 from $923,000 in the year ended December 31, 1996. Interest expense increased by $26,000 in the year ended December 31, 1997 to 822,000 as a result of increased borrowings, however, our weighted average interest rate was reduced from 6.58% in the year ended December 31, 1996 to 5.42% in the year ended December 31, 1997. Other expenses increased primarily due to a $280,000 write down of receivables from Zellers Inc. of Canada.

      Due to increased income before taxes, our taxes increased to $541,000 from $296,000. However, our effective tax rate was reduced to 34% from 39% due to the increase in the percentage of income from U.S. operations, which has a lower tax rate than Canada.

      As a result of the foregoing, net income increased to $1.0 million in the year ended December 31, 1997 from $457,000 in the year ended December 31, 1996.

Year Ended December 31, 1998 Compared to Fiscal Year Ended December 31, 1997

      Sales for the year ended December 31, 1998 increased by $13,222,199 compared to the year ended December 31, 1997. This increase of 59.8% was a result of the successful integration of the Aviv and Diamonair acquisitions, as well as the increase in revenues from alternative customers, such as ValueVision. Gross profit increased by $5,044,889 and represented 32.5% of sales as compared to 29.1% in the year ended December 31, 1997. Operating expenses increased to approximately $4,912,686 for the year ended December 31, 1998 compared to $3,651,550 for the year ended December 31, 1997. Operating expenses represented 13.9% of revenues in the year ended December 31, 1998 compared to 16.5% in the year ended December 31,1997. This improvement was the result of our ability to control general and administrative costs which were only partially offset by increases in selling expenses.

      Interest expenses increased by approximately $998,000 as a result of increased financing to service our growth. Other expenses increased by $698,525 from $389,533 to $1,088,058 primarily as a result of the Zellers Inc. of Canada's settlement. We had other income of $1,082,239 in the year ended December 31, 1998, primarily as a result of the settlement with Zellers Inc. Canada.

      Income before income taxes was $4,756,061 compared to $1,586,657, an increase of $3,165,404 or approximately 200%. As a result of the higher income, income taxes increased from $541,423 to $1,477,369 in the year ended December 31, 1998. Net income was $3,278,692 in the year ended December 31,1998 as compared to net income of $1,045,234 in the year ended December 31, 1997. This was an increase of 214%.

Liquidity and Capital Resources

      In April 1997, we completed an initial public offering in which we sold 1,265,000 shares of common stock and 1,265,000 warrants to purchase common stock. We realized net proceeds of $6.7 million from this offering. We may realize additional proceeds from the exercise of the warrants, although there can be no assurance that such warrants will be exercised.

      We currently have an operating line of credit with The Bank of Nova Scotia in the amount of $20.3 million subject to certain margin requirements. The amount available to us is equal to 75% to 80% of "eligible accounts receivable", as defined in the Line of Credit Agreement, plus 50% of the inventory values up to a maximum advance against inventory of approximately $9.7 million. We utilized the credit line to borrow the $5.8 million and $4.3 million necessary for the acquisitions of Diamonair and Aviv, respectively.

      Our borrowings under the Line of Credit bear interest at Canadian prime plus 1/2% which at March 31, 1999 amounted to 6.5%. Interest on any borrowings is payable monthly. We are in full compliance with all of the banking covenants (including the financial covenants and ratios) and are required to report to our bankers on a monthly basis.

      Our obligations under the revolving credit facility are secured by a security interest on all of our assets, guaranteed by Diamante, a jewelry retail chain owned by one of our Vice Presidents and are further secured by a mortgage on the property owned by a limited partnership controlled by Jack Berkovits and leased to us, which mortgage we have guaranteed.

      For the year ended December 31, 1998, we used cash from operating activities of $5.1 million, primarily due to an increase of accounts receivable of $2.7 million and an increase in inventory of $9.7 million.

      Our accounts receivable net of allowances for doubtful accounts as of December 31, 1998 was $17.6 million, or 50% of revenue for the year ended December 31, 1998. Accounts receivable is such a large percentage of sales because (i) accounts receivable include a 7% goods and services tax and a 10% federal excise tax on most Canadian sales, which taxes are not included in sales, and (ii) sales volume is generally higher in the fourth quarter and some customers do not pay us for goods until after the holiday selling season.

      Our inventory as of December 31, 1998 was $20.9 million, or 59% of revenue for the year ended December 31, 1998. Inventory is such a large percentage of sales because the inventory reflects needs for all three divisions for their anticipated expansion and growth in 1999.

      At December 31, 1998, we had loans outstanding to its principal shareholder, Jack Berkovits, of $2.0 million which bear interest at 10% per annum.

      In May 1999, we issued 615,385 shares of common stock and an aggregate of 172,308 warrants exercisable at $8.13 per share in connection with a private placement offering. The exercise price of the warrants is subject to adjustment in certain circumstances. These warrants are exercisable from May 1999 until May 2004. We issued 615,385 shares of common stock to Haymarket, LLC, 110,769 warrants to purchase common stock to Haymarket, LLC, and 61,539 warrants to purchase common stock to Oscar Gruss & Son.

      We may be required to issue an additional 316,693 shares of common stock to cover any potential adjustment in the amount of shares of common stock purchased in the May private placement offering. Pursuant to the Common Stock Purchase Agreement between Haymarket, LLC and us, the number of shares purchased by Haymarket, LLC will be adjusted to reflect a reset in the purchase price of the shares acquired according to the following terms: (i) the reset price of the shares will be the average of the lowest twelve bid prices of our common stock during the applicable reset period (as defined below); (ii) the number of shares of common stock to be issued upon the expiration of each of the two reset periods will be calculated by the following formula: (307,692.5 (1/2 the number of shares purchased)) x (1,500,000 x 115% - the average of the lowest twelve bid prices of our common stock during the applicable reset period) / (the average of the lowest twelve bid prices of our common stock during the applicable reset period); and (iii) there will be two reset periods, each reset period consisting of thirty trading days, (a) the first reset period covering 306,692.5 of the shares purchased by Haymarket, LLC to expire on the 30th day after the date this prospectus is declared effective, and (b) the second reset period covering 306,692.5 of the shares purchased by Haymarket, LLC to expire on the 30th day after the date of the expiration of the first reset period.

      Pursuant to the terms of the Common Stock Purchase Agreement, we have the option to sell, and Haymarket, LLC has agreed to buy, up to a maximum of $2,000,0000 worth of our common stock. The number of shares acquired by Haymarket, LLC will be calculated according to the following formula: (the dollar amount of the shares we have an option to issue (up to a maximum of $2,000,000 worth)) / (($3,000,000 / 100% of the bid price of the shares of our common stock on the trading day immediately preceding the date of the purchase of the additional shares). The issuance of the additional shares will occur on the earlier of (a) November 13, 1999 or (b) 20 days after the expiration of the second reset period. We are required to exercise our option to sell the additional shares within 20 days after the earlier of (a) or (b).

      We anticipate that cash flow from operations, as well as borrowings available under our existing credit line will be sufficient to satisfy our credit needs for the next twelve months. In addition, we may sell equity securities to raise additional capital as needed.

                                    BUSINESS

      We are primarily engaged in the design, manufacture, merchandising and distribution of stone-set jewelry for department stores, mass merchants, catalogue showrooms, television shopping networks and other high volume retailers and major discounters. We also taking advantage of non-traditional wholesale distribution outlets such as Internet wholesale advertising services, liquidation operations, and consumer product rental companies.

      We believe we have established ourselves as a low-cost, high-volume and quality manufacturer in the value priced jewelry market. Our primary competitive advantage, particularly for the DG division, is our innovative manufacturing methods which allow for substantially reduced costs per unit, provide substantial capacity and better quality, and require minimal skilled labor. Our merchandising strategy also involves the design of products that we believe will continually appeal to the mass market. We also assist our customers in creatively merchandising our jewelry to encourage impulse purchases.

      Our operations are divided into three divisions. The "DG division" manufactures and distributes value priced stone- set rings and other jewelry products. We have operated the DG division in Canada for 30 years. The "Aviv" division manufactures and assembles bridal jewelry. We acquired Aviv in February 1998, effective June 1, 1997. The "Diamonair" division assembles and distributes jewelry, primarily set with synthetic stones. We acquired Diamonair in November 1997.

      Growth has been achieved by providing our customers with quality and service and in recent years through our manufacturing process, which enables us to provide our customers with value priced stone-set mass appeal jewelry at lower cost than many of our competitors. We maintain long-standing relationships with Canadian customers such as Reed's Jewellers, the Twain Group, Zellers, Inc. and The Shopping Channel. In the last three years, we have also focused on the much larger American market. The DG division established a United States sales office in Tampa, Florida and currently sells products to customers such as Wal-Mart, Fred Meyer Inc., Value Vision International Inc., Suarez Corporation, which is a direct mail order company, and others, including Zales Corporation, the largest jewelry retailer in the United States. We have also utilized strategic acquisitions to increase our presence in the United States. Diamonair's customers include Finlay Fine Jewelry Corp, which operates leased fine jewelry departments in department stores for retailers such as May Department Stores and Federated Department Stores. Aviv sells to Zales Corporation and Finlay Jewelry Corp., as well as many independent jewelers in the United States. In 1998, approximately 81% of our sales were in the United States, as compared to 17% and 63% in 1995 and 1997, respectively.

Business Strategy

      We believe that our business strategy is enabling us to become a leader in the value priced, stone- set jewelry market. We believe that our business strategy allows us to leverage the expertise and customer base we have established in the Canadian market to increase sales in the much larger markets of the United States. We also believe that we can increase sales of our other products, including bridal jewelry, by integrating our divisions. Our primary business strategies are as follows:

Capitalize on Our Manufacturing Processes

      Our manufacturing process allows us to produce mass quantities of stone-set, value priced jewelry. We are able to offer quality products to our customers at prices that are competitive with or lower than our competitors offering similar goods, while maintaining adequate profit margins. Management believes that our manufacturing process produces goods that are superior to comparably priced goods produced by competitors. We believe that these advantages will allow for continued growth in market share of value priced jewelry.

Integrate the Aviv and Diamonair Acquisitions

      We completed both the Aviv and Diamonair acquisitions in 1997. Although the DG division manufactures products for Diamonair, the three divisions' operations have not been fully integrated. We continue to review the Aviv and Diamonair product lines to determine how to continue to manufacture more of their product lines with our manufacturing process. We have begun to utilize each division's distributions lines and customers to promote and "cross-sell" the products of the other divisions. We believe that we will continue this cross-promotion to increase the rate of penetration of our products into the U.S. markets.

Extend Customer Base and Utilize Non-traditional Distribution Lines such as the Internet

      While we have developed a broad customer base, we currently target our marketing efforts towards large retailers, such as department stores, mass merchandisers, television shopping networks, catalogue showrooms and other discount stores, whose overall share of retail jewelry sales is expected to increase. These customers typically require a high level of service, and we seek to build long-term relationships by making it convenient and cost-effective for these customers to rely on us for essential services such as product design, inventory control and delivery.

      We also sell our products through non-traditional wholesale distribution outlets such as Internet wholesale advertising services, liquidation operations and consumer product rental companies. In 1998 and 1999, we entered into agreements to sell our products on or through Bid.com, U-Bid, Amazon.com, Lycos, Go2Net, Egghead and Shop at Home. Management believes that our products are ideal for many of these non-traditional outlets, which usually feature moderate and lower priced products. These agreements have been assigned to Xite Jewelry.Com which is 50% owned by us and 50% owned by two sons of Jack Berkovits. See "Certain Transactions."

Maintain a Broad Product Mix

      We maintain a broad product mix so that we can meet the varying needs of our customers, who range from discount stores such as Wal-Mart, Inc. to department stores such as Saks Fifth Avenue. This also enables us to supply each customer with a number of different styles of each product, which jewelry retailers generally like to have in stock. The DG division, Aviv and Diamonair currently offer our customers approximately 5,000, 4,000 and 600 styles of rings, respectively. We also offer our customers over 800 other products, the majority of which consist of pendants and earrings.

      We attempt to provide our customers with rings and other jewelry products that incorporate traditional styles and designs. While we regularly update our product lines and offer new products, we seek to avoid designs incorporating fashion trends that are expected to have short life cycles. This approach enables us and our customers to avoid accumulating obsolete inventory. Additionally, we can create specially designed products in response to requests or pictures submitted to us by our customers. This variety and flexibility allows us to meet a wide variety of our customers' jewelry needs.

Acquisitions and Joint Ventures

      We have utilized the Aviv and Diamonair acquisitions to increase the rate of our penetration into the U.S. jewelry markets. Each acquisition also broadened our product line and increased the number of customers that we work with, creating cross-selling opportunities. Although we have no current plans or potential targets, we may make additional acquisitions of manufacturers or distributors of complementary jewelry products in the future, if such potential targets offer strategic opportunities for us as a whole.

      We also intend to use strategic partnerships and joint ventures to create additional revenue and to create opportunities for the sale of our products.

Marketing

      We maintain sales offices at our Toronto headquarters, at the Aviv manufacturing and office facility in Houston, Texas, at the Diamonair offices in Cedar Knolls, New Jersey and in Tampa, Florida. Our sales staff promote our products to a wide range of customers via existing relationships, trade shows and product presentations.

      We seek to provide value priced, quality products. Price and quality are of particular importance in the jewelry market because, except at the highest end of the market, advertising and brand name recognition are minimal. We believe that our manufacturing process allows us to provide our customers DG division products at prices that are competitive with or lower than our competitors' products. Similarly, the incorporation of DG division products and manufacturing into Diamonair has allowed for competitive pricing of that division's products. The Aviv products, which usually are made of more expensive metals and contain more expensive stones, are also competitively priced when compared with goods of similar quality. Marketing of Aviv products is aided by Aviv's specialization in bridal jewelry, which allows Aviv's sales people to focus their marketing efforts on certain market segments.

      Often, retail stores are provided pre-arranged presentation trays. These trays usually contain our most popular styles in common sizes. We believe that these trays make it convenient and cost effective for retail stores to display and promote our products. We believe that retail store operators who utilize these pre-arranged presentation displays, which may include point- of-purchase displays, will elicit impulse purchases of our products because the styles are familiar to customers and are priced at attractive levels. Aviv also utilizes independent sales representatives, who promote Aviv's products to smaller retail outlets.

      Management emphasizes maintaining and building upon our relationships with existing customers. We provide specialized support services to our customers, including bar-coding and drop shipping to individual customer locations, as well as central distribution centers. Further, in order to fill customer orders more quickly and effectively we have implemented an electronic data interchange program pursuant to which we electronically receive purchase orders from participating customers and electronically transmit to the customers order acknowledgments, invoices and advance shipping notices. The electronic data interchange link and other support options, in management's opinion, assures an ongoing business relationship. We believe these specialized services, which are particularly important in marketing to large retailers, enhance our ability to attract and retain customers.

      Although our sales are generally non-refundable, we may accept returns of certain items in order to maintain customer goodwill and as part of promotional programs. Returns of products are not significant and generally are made as part of stock balancing transactions in which the returned products are replaced with products better suited to the customer's needs. We have not yet experienced any difficulty in reselling returned merchandise.

      In 1997, we began listing excess inventory on an Internet wholesale commerce web site. We intend to continue this practice because it provides an inexpensive method for disposing of excess inventory on terms favorable to us.

Customers

      We maintain a broad base of customers concentrated in four major jewelry segments: (i) department stores such as Sears Roebuck, J.C. Penney and Saks Fifth Avenue (our products are also sold in certain Federated Department Stores and May Department Stores through, Finlay Fine Jewelry Corp., an operator of jewelry boutiques within other department stores); (ii) specialty markets, such as The Shopping Channel (Canada), ValueVision; and (iii) jewelry chain stores such as Zales Corporation, Gordons, Freidmans and others and (iv) mass merchandisers such as Zellers, Inc. and Wal-Mart. We generally do not sell pursuant to any formal or long-term contracts, although we do have a long-term supply agreement with Zellers, Inc.

      For the year ended December 31, 1998, three major customers accounted for approximately 36% of sales. For the year ended December 31, 1998 , Value Vision accounted for approximately 21% of sales. Other than ValueVision, no customer accounted for more than 10% of sales in the year ended December 31, 1998. For the year ended on December 31, 1997, Finlay Fine Jewelry Corp. accounted for 19% of sales, Silverman Jeweller's Consultants, Inc. accounted for 14% of sales and Wal-Mart accounted for 9% sales. The loss of any of these customers or a significant reduction in their orders would have an adverse effect on D.G. Jewellery of Canada Ltd.

Product and Design

      We seek to provide our customers with a broad selection of jewelry products that incorporate traditional styles and designs. We seek to avoid designs incorporating fashion trends which are expected to have short life cycles. This approach enables us and our customers to avoid accumulating obsolete inventory. Additionally, producing a greater quantity of a particular product results in a more efficient manufacturing process.

      However, we regularly update our product lines and offer new products. We maintain a staff of model makers/designers who develop new designs based on research of the market and surveying stores, catalogues and industry publications to determine current trends. Additionally, we can create specially designed products in response to requests or pictures submitted to us by our customers. New product design prototypes are created, and after evaluation, the final product design is produced.

      A principal goal of our design program is to maximize the perceived value of our products through design and manufacturing innovations that enhance the appearance of the jewelry without causing corresponding increases in product costs. This design approach assists us in producing quality products reflecting general consumer tastes. D.G. Jewellery of Canada Ltd., particularly the D.G. division and Diamonair, seeks products, not as fashion leaders or faddish styles, but of enduring styles that encourage moderately priced impulse purchases.

      Rings account for approximately 90% of our sales by units sold and dollar revenue. The D.G. division currently offers approximately 5,000 styles of rings. The rings are moderately priced and the average wholesale price of the rings is approximately $150.00. The retail price of the D.G. division's better selling products ranges from $30.00 to $600.00, although some products can cost as much as $1,000. The rings are made principally in 10 karat gold. Our products contain a variety of stones classified as diamonds, precious (e.g., rubies, sapphires, emeralds), semi-precious (e.g., garnet, topaz, amethyst, aquamarine, opal) or synthetics (e.g., cubic zirconia, spinel). The use of stones increases average unit sales price and results in greater margins. Additionally, the inclusion of stones creates a greater margin flexibility to insulate us from fluctuation in the value of gold. The D.G. division manufactures a number of rings with multiple stones because management believes our manufacturing process allows us to produce multiple stone items at a cost lower than our competitors.

      Aviv offers approximately 4,000 rings, most of which are intended to be used as wedding or engagement rings. Aviv's rings are made up of precious metals, including 22 karat gold and platinum. The average wholesale price of the Aviv products is $700.00. The retail price of Aviv's better selling products range from between $500.00 and $1,500.00. Some of Aviv's diamond rings are sold for more than $5,000.

      Diamonair offers approximately 600 rings, primarily adorned with cubic zirconia stones. Although many of Diamonair's products are made of precious metals, the Diamonair products are generally lower priced goods. The average wholesale price of Diamonair's products is $100. The retail price of Diamonair's better selling products ranges from $50 to $500. We are planning to introduce other stones, which may include gem stones as well as other synthetic stones into the Diamonair products.

      We, through each of our three divisions, offer approximately 800 earrings and pendants. Many of these products are manufactured through our manufacturing process, which allows us to produce these items at costs which are competitive with or less than our competitors. We also design earrings and pendants to match some of our rings so that the products can be sold as a set.

Manufacturing Process

      Our manufacturing process is a special process for producing a high-volume of low-cost multi-stone rings. Our manufacturing process provides us with a current estimated manufacturing capacity of approximately 20,000 rings per week. This process is utilized at the Toronto facility for the DG division product line and certain Diamonair products. The Toronto facility is presently producing an average of approximately 3,000 rings per week, but sometimes producing as much as 20,000 rings in a week. We believe that our manufacturing capabilities distinguish us from most of our competitors and enable us to produce very competitively priced, quality and consistent products satisfying our customers' demands for mass merchandising.

      Our manufacturing process combines modern technology, mechanization and hand craftsmanship to produce fashionable and moderately priced jewelry. Our manufacturing operations involve combining pure gold with other metals to produce 10 and 14 karat gold, manufacturing cast jewelry, and finishing operations such as cleaning, polishing, diamond- cutting, engraving, plating and other jewelry work. We utilize the lost-wax/cast-in-place method of jewelry manufacturing to produce high-quality gold rings, earrings, pendants and bracelets. This is based on an investment casting process used in the jewelry manufacturing industry. It entails creating wax duplicates of the items which are encased in a plaster mold. The plaster is hardened in an oven while the heat melts away the wax, leaving a hollow mold pre-set with stones in place. The mold is injected with metal, in effect reverse-mounting the stones in the jewelry. After the casting process, the jewelry undergoes a series of cleaning and polishing stages before being labeled with the retailer's price tag and bar codes and shipped. This process allows unskilled labor with virtually no training to set as many as 8,000 stones per day per stone setter. This compares to the normal setting process of a skilled setter, setting up to 150 stones per day, at a cost of up to $1.00 per stone or more. However, the percentage savings are far more significant when the intrinsic values which make up the jewelry item are lower. This is so because the greater the labor factor in the product's cost structure, the greater the percentage savings when such labor factor is reduced.

      Many of the D.G. division's manufacturing personnel are paid on a piece-work basis. Management believes this basis provides incentive to maximize productivity while at the same time, it provides us accuracy in cost accounting. Our strict quality control guidelines ensure that quality is not sacrificed for productivity. We use a bar-coded tracking system for all inventory in process. When a job bag is transferred from one employee to another, it is automatically electronically "wanded" (UPC bar coded for number of units, style, and other pertinent customer information) into that employee's custody. This has the effect of assigning responsibility for the inventory. It also causes the recipient employee to verify quality of the product prior to his or her commencement of work, in effect, policing the prior person's work product. If the previous employee's work product was substandard, the recipient would return the job to production control who would require the previous employee to correct the work product with no compensation. Otherwise, the recipient would have to correct the product at no additional compensation and would further make the recipient's work more difficult as well as delaying his or her production. Therefore, the system is self policing.

      Management believes that these significant savings will allow us to produce jewelry that previously did not warrant large labor costs and, accordingly have not been produced by anyone else. Specifically, multi-stone sterling silver products could now be produced en masse to retail at prices geared to mass merchandiser's "customers" profiles. These products could now sell in a range from $9.99 to $49.97 retail, and project a quality and perceived value of several times that amount. Management believes the jewelry industry has avoided producing this type of product since the sterling silver metal value and the synthetic stone values did not warrant increased labor costs. Our reduced labor costs enables us to produce these products profitably.

      Currently, manufacturing and other operations for the Aviv product line are accomplished at our facility in Texas. The lease to this factory was assigned to D.G. Jewellery of Canada Ltd. in connection with the acquisition of Aviv. This four year old facility produces an average weekly volume of 800 rings and management believes its current facilities have the capacity to produce approximately 4,500 rings per week.

      Diamonair primarily purchases products from the D.G. division and other manufacturers in a finished condition. However, Diamonair does do some assembly, repair and packaging of its products from its facility in Cedar Knolls, New Jersey.

      The manufacturing process in the jewelry industry results in great volumes of gold scrap. We have strict controls to minimize waste. Management believes that our manufacturing processes reduce the handling of the end jewelry product and accordingly, the quantity of jewelry scrap is greatly reduced. The scrap in the form of chips, filings, grindings and sweepings, are recovered by us and sent to refiners to recover the gold. Our recovery from refiners in 1997 and 1998 were 1,565 ounces or approximately $545,000, 4,774 ounces, and $1,406,029, respectively.

Supply

      We purchase our gold from banks, gold refiners and commodity dealers. Management believes this arrangement is sufficient to meet our current requirements. Gold acquired for manufacture is at least .995 fine and is combined with other metals such as silver, copper, nickel and zinc, to produce 10,14,18, or 22 karat gold of different colors. The term "karat" refers to the gold content of alloyed gold, measured from a maximum of 24 karats (100% fine gold). These alloys are in abundant supply and are readily available to us. Other precious and semi-precious stones are available from many suppliers in Canada and the United States.

      The world's supply of diamonds comes primarily from De Beers Consolidated Mines, Limited, a South African company. The continued availability of diamonds to the jewelry industry is dependent, to some degree, on a continual supply from De Beers Consolidated Mines, Limited. While several other countries are major suppliers of diamonds, in the event of an interruption of supply from South Africa, the Jewelry industry, as a whole, could be adversely effected, which could impact the supply of diamonds to us.

      We do not presently engage in hedging activities with respect to possible fluctuations in the prices of precious, semi- precious gemstones or metals. We believe the risk of price fluctuations can be mitigated by changes in the prices we charge our customers, which we have historically done in response to such fluctuations. However, there can be no assurance that a downward trend in the prices of stones or metals would not have a material adverse impact on the valuation of our inventories or that an increase in prices would not make it more difficult or costly for us to acquire inventory.

      We purchase our supplies and raw materials from a variety of suppliers and we do not believe the loss of any of the suppliers would have a material effect on our business. Alternative sources of supply for raw materials for production of jewelry are readily available.

      We carefully inspect all materials sent and received from outside suppliers, monitor the location and status of all inventory, and have strict internal control procedures of all jewelry as it proceeds through the manufacturing process. A complete audited physical inventory of gold, silver and gemstones is taken at our manufacturing and administrative facilities on an annual basis, in addition to other physical inventories during the year. We employ an agency to provide a security staff and have various security procedures in the hiring of personnel as well as internal-security procedures regulating employee conduct.

Insurance

      We maintain primary all-risk insurance, with limits in excess of our current inventory levels, to cover thefts and damage to inventory located on our premises. We also maintain insurance covering thefts and damage to the inventory we own which is located off-site. The amount of coverage available under such policies is limited and may vary by location, but generally is in excess of the value of the gold supplied by us. We maintain fidelity insurance which provides coverage against theft or embezzlement by our employees. Additionally, we maintain director's and officer's liability insurance in the amount of Cdn$10,000,000.

Competition

      The jewelry manufacturing industry is highly competitive, and our competitors include domestic and foreign jewelry manufacturers and wholesalers and importers who may operate on a national, regional and local scale. The primary competitive factors are price, design, quality, customer service and established customer relationships.

      The diverse distribution channels in which we market our products frequently involve different competitive factors. The ability to provide specialized services is a particularly important competitive factor in our sales to certain large retailers such as mass merchandisers, discount stores and warehouse clubs. Product availability and the ability to offer consistent product quality at competitive prices tend to be the key competitive factors to the customer segments which we serve. Some of our competitors may specialize in sales to particular distribution channels and may have relationships with customers in those distribution channels that make competition by us more difficult. We believe that the recent trend towards consolidation at the retail level in the jewelry industry will increase the level of competition in the markets in which we compete.

      In Canada, management believes we have two primary competitors, A&A Jewelry of Scarborough, Ontaria and Finecraft Industries Limited, both of which are larger than D.G. Jewellery of Canada Ltd. A&A Jewelry of Scarborough, Ontario is Canada's largest jewelry manufacturer. It manufactures both casted ring products and stamped gold earrings and pendants, and its sales are both in Canada and the United States. Finecraft Industries Limited is the other major Canadian manufacturer, which imports from the Far East.

      In the United States, the market, although highly fragmented, does contain a number of major competitors many of whom import much of their product from the Far East and many of whom sell higher priced items. The United States competitors include M. Fabrikant & Sons, Inc., Samuel Aaron Inc., Simon Golub, PAJ, Inc., Nissko Jewellery Trading, World Pacific Products, Andel, Andin International Inc., Oroamerica, Inc., Dalow Industries and Michael Anthony Jewelers Inc.

Patents and Trademarks

      We have received trademarks of certain product names and for patents on approximately 250 Aviv product designs. These trademarks and patents are not economically material to us.

      We do not have, nor do we rely, on patents to establish or protect our market position. We have not applied for patent protection of our manufacturing processes to avoid disclosing our unique application, modification and improvements relating to certain basic processes known in the industry. Further, we cannot be assured that the process which we believe is proprietary would qualify for a patent, and if a patent would be granted, there is no assurance as to the extent of its enforceability. There can be no assurance that competitors will not be able to imitate our manufacturing processes, which could have a material adverse effect on our business.

The New York Gold and Diamond Exchange

      As part of the acquisition of Aviv, we acquired the New York Gold and Diamond Exchange, a retail store. New York Gold and Diamond Exchange is located in a 1,500 square foot area of the Aviv facility in Houston, Texas. New York

Gold and Diamond Exchange sells the products of Aviv and other manufacturers and offers us an excellent opportunity to profitably dispose of excess inventory of Aviv products. We intend to increase the amount of DG division and Diamonair products that we sell in the store.

Employees

      At May 31, 1999, we employed 212 persons on a full-time basis, including approximately 174 engaged in manufacturing and distribution, 14 salespeople, 17 general and administrative and 7 executives, each of whom performs various other functions such as sales and marketing.

      We have no unions and believe we have an excellent relationship with our employees.

Environmental Compliance

      Certain of the manufacturing processes utilized by us require the use of chemicals and other hazardous materials. We have an ongoing compliance program to ensure that our manufacturing processes are in compliance with environmental rules and regulations.

Seasonality

      Retail sales of jewelry are generally weighted to the fourth quarter. For most manufacturers these sales patterns reflect a business that tends to fall one-third in the first half of the year with the remaining two-thirds in the second half of the year. Our sales in the first half of 1998 represented approximately 40% of total revenues.

      While our sales are subject to seasonal fluctuations, these fluctuations are mitigated to a degree by the early placement of orders by many of our customers, particularly for the Christmas holiday season. Further, management believes that our sales and those of our customers are not as seasonally effected as most competitor's sales because many of our products are lower priced goods designed for mass merchandising, which generate year round impulse purchases. In addition, we do not expect to be as effected because of our anticipated revenues from alternative customers such as television shopping networks and sales over the Internet.

Properties

      Our executive and administrative offices and primary manufacturing and marketing facilities are located in a recently renovated 23,000 square foot facility in Toronto, Ontario. This facility is leased from 1001 Petrolia Road Limited Partnership, the general partner being 1013418 Ontario Inc. Jack Berkovits, Chairman, CEO and President of D.G. Jewellery of Canada Ltd. is the sole shareholder, officer and director of the general partner, 1013418 Ontario Inc. The lease is a 10 year net, net lease and expires January 31, 2005. Annual lease payments are $107,948, increasing each year by the greater of $.37 a square foot or the percentage increase in the Consumer Price Index for the Municipality of Metropolitan Toronto. Real estate taxes, utilities, maintenance and insurance cost us approximately $95,000 for the 12 months ended December 31, 1998. Management is of the opinion that the terms of the lease are as favorable as could be obtained from unaffiliated third parties. See "Certain Transactions."

      The general partnership, 1013418 Ontarion Inc, of which Mr. Berkowits is the sole shareholder, officer and director, originally obtained a $660,000 five year mortgage on the property from the Canadian Imperial Bank of Commerce in 1993. At March 31, 1999, the mortgage was $515,661. The loan bears interest at 7.8% and was renewed in October 1998 for an additional five years. We are a guarantor of this mortgage. A second mortgage was obtained to secure our financing facilities with The Bank of Nova Scotia.

      Effective as of June 1, 1997, we entered into a sublease for the 25,000 square foot manufacturing and office facility in Houston, Texas from which Aviv, Inc. had operated prior to its acquisition. The sublease is to terminate on the earliest of (i) May 30, 2003, (ii) four months after we give notice, or (iii) upon termination of the primary lease on the property. The primary lease is not due to terminate until March 2014, although it is terminable by the landlord upon certain events, such as the failure of the tenant to pay rent. We pay annual rent of $130,476. We use the Houston facility primarily for the manufacturing and storage of the Aviv products, as well as sales, design and administrative offices. Also located at the Houston facility is our retail store, which occupies approximately 1,500 square feet.

      Effective as of November 21, 1997, we entered into a sublease for the 7,880 square foot facility in Cedar Knolls, New Jersey that Litton Systems had used to operate Diamonair prior to its acquisition. We have the option, upon thirty days notice, to reduce the total area which it occupies and receive a proportionate reduction in rent so long as we occupy at least 5,000 square feet. The sublease terminates on November 20, 1999. We pay annual rent of $84,789. We use the facility for the assembly and storage of Diamonair products, as well as sales, design and administrative offices.

      We believe that our facilities are adequate for our current operating levels and presently foreseeable growth

Legal Proceedings

      On May 29, 1997, Zellers, a department store chain, initiated an action against us in the Ontario Court of Justice (General Division) alleging a breach of contract for failure by us to credit certain returns to Zellers' account and to provide Zellers with replacement merchandise. Zellers had been purchasing rings from us pursuant to a contract which was to terminate in December 2001. Zellers sought compensatory damages of $1,800,000, punitive damages of $360,000 and counsel fees and court costs. The parties have settled the matter. We entered into a long term supply agreement with Zellers for six years from January 1999.

      On August 13, 1997, L. Luria & Son, Inc., a customer of DG Jewellery of Canada, Ltd., commenced a Chapter 11 bankruptcy action in the United States Bankruptcy Court in the Southern District of Florida. The Trustee in Bankruptcy is seeking to recover preferential transfers of approximately $133,857. The Trustee alleges, among other claims, that certain payments were fraudulent conveyance. We believe the allegations are without merit and intends to vigorously defend its position. The outcome of the litigation can not be presently determined.

      We are not a party to any other material litigation nor are any such proceedings pending or threatened.

                                   MANAGEMENT

      The directors and executive officers of the D.G. Jewellery of Canada Ltd. are as follows.

                                                                                                    Position Held
                  Name                          Age            Position with the                        Since
                                                                    Company
Samuel J. Berkovits.....................         47         Chairman of the Board,                      1979
                                                            CEO and President

Gary Davis..............................         51         Vice President-Finance,                     1987
                                                            Chief Financial Officer,
                                                            Controller, Treasurer,
                                                            Secretary

Leonard Fasullo.........................         58         Vice President-Production                   1989

Meyer Feiler............................         46         Director                                    1998

Theodore L. Bonsignore..................         52         General Manager,                            1998
                                                            Diamonair, Director

Ronald Rutman...........................         46         Director                                    1999

      Samuel Jacob "Jack" Berkovits has served as our President and a Director since 1979. He is a founding member of the Jeweler's Vigilance Committee (Canadian Jeweler's Association) and is active in community affairs. Mr. Berkovits became a member of the Canadian Institute of Chartered Accountants in 1976. He practiced as an accountant in Montreal from 1972 to 1977 when he joined D.G. Jewellery of Canada Ltd.

      Gary Davis has served as our Chief Financial Officer and Vice President - Finance since 1987. Prior to that, Mr. Davis served for 12 years as Chief Financial Officer at a Canadian company engaged in manufacturing jewelry. Mr. Davis has been a certified general accountant since 1972.

      Leonard Fasullo has been our Vice President-Production since 1989. Mr. Fasullo joined D.G. Jewellery of Canada Ltd. as a manufacturing foreman in 1984.

      Theodore L. Bonsignore has served as our General Manager of Diamonair since May, 1998 and as a Director of D.G. Jewellery of Canada Ltd. since July 1998. Mr. Bonsignore works for us on an average of between fifteen - to twenty hours a week and also operates T.L. Bonsignore Management and Advisory Services, a consulting firm specializing in the jewelry industry. From 1975 to 1997, Mr. Bonsignore was employed by Krementz & CO., a jewelry manufacturer, serving as President since 1990. Mr. Bonsignore has been a Director of the Jewelers Board of Trade since 1990 and has served as Chairman of that Board since 1998. Mr. Bonsignore is a certified public accountant.

      Meyer Feiler has been a Director of D.G. Jewellery of Canada Ltd. since July 1998. Mr. Feiler has served as President of Carmen Incorporated, one of the largest jewelry companies in Canada since 1993. Mr. Feiler has worked at Carmen Incorporated since 1979.

      Ronald Rutman has served a Director of D.G. Jewellery of Canada Ltd. since March 1999. Mr. Rutman is a Chartered Accountant with the firm of Zeifman & Company where he is a partner. Mr. Rutman has been with Zeifman & Company since 1973. Mr. Rutman specializes in taxation, consulting and bank finance. He has a particular expertise in the jewelry and health care industries. He has a B.A. from the University of Toronto.

      There is no family relationship between any of the above named officers or directors.

      The term of office for directors and officers is one year.

Audit and Compensation Committees

      The Audit Committee consists of Messrs. Berkovits, Rutman and Feiler. The responsibilities of the Audit Committee include recommending to the board of directors the firm of independent auditors to serve us, reviewing the independent auditors reports, services and results of audit, and reviewing the scope, results and adequacy of our internal control procedures. The Compensation Committee consists of Messrs. Berkovits, Rutman and Feiler. The Compensation Committee is expected to periodically review and evaluate officers' compensation and will administer our 1998 Stock Option Plan and the 1999 Stock Option Plan, if adopted.

      For a period of three years after the effective date of our Initial Public Offering on April 17, 1997, we have agreed to invite a designee of Joseph Dillon & Company to attend all meetings of the board of directors, but such designee will not be entitled to vote or be compensated.

      It is not expected that any director or committee member will receive any compensation for acting in such capacity. We will reimburse directors and committee members for all ordinary and necessary expenses incurred in attending any meeting of the board or any committee thereof.

Executive Compensation

      The following table sets forth all cash compensation for services rendered in all capacities to us, for the fiscal years ended December 31, 1998, December 31, 1997 and December 31, 1996 paid to our Chief Executive Officer, and the other most highly compensated executive officers at the end of the above fiscal years whose total annual salary plus bonus exceeded $100,000 per annum.

                           Summary Compensation Table

                                                                                      Restricted
Name and Principal          Year/Period        Annual                                 Stock            Options/        Other
Position                    Ended              Compensation          Bonus            Awards           SARs            Compensation
--------                    -----              ------------          -----            ------           ----            ------------
Jack Berkovits              1998               $216,951              $125,000         0                266,000         $12,000(1)
Chief Executive             1997               $197,242              $187,798         0                377,500         $12,000(1)
Officer and                 1996               $147,061              $0               0                0               $12,000(1)
Chairman

Gadi Beer                   1998               $196,755              $0               0                10,000          $7,710(3)
Vice President of           1997(2)            $109,375              $0               0                0               $0
Sales and Marketing,        1996               --                    --               --               --              --
Aviv

(1)   Represents monthly auto allowance.

(2) Mr. Beer's employment with D.G. Jewellery of Canada Ltd. commenced on June 1, 1997, after our acquisition of Aviv.

(3)   Represents car allowance of $5,628 and health insurance of $2,082.

Employment Contracts

      Jack Berkovits and D.G. Jewellery of Canada Ltd. entered into a three year employment agreement commencing April 17, 1997 for Mr. Berkovits to serve as Chief Executive Officer and President at an annual salary of $250,000 with yearly increases of no less than $10,000. Should Mr. Berkovits die during the term of this agreement, his estate or designee shall receive, upon his death, two years full salary. In the event of disability, Mr. Berkovits is to receive 70% of his salary for the remainder of the term of the agreement. The agreement also provides for us to maintain approximately $2,000,000 in key-man insurance on the life of Mr. Berkovits. Currently, we are beneficiary of two "key-man" term policies with a total death benefit of $840,000. The $700,000 policy has been assigned to secure our financing facilities with The Bank of Nova Scotia. We maintain a third policy with a death benefit of $1.1 million for which Mr. Berkovits is the beneficiary.

      Based upon any wrongful termination, which includes changes in the control of D.G. Jewellery of Canada Ltd. through an acquiring person (any person who has acquired or announces a tender offer or exchange for 25% of D.G. Jewellery of Canada ltd.), a sale of substantially all of the assets or merger, acquisition of us or our consolidation with another, or certain types of board changes, we shall pay Mr. Berkovits a lump sum payment, based upon his then compensation, including benefits and perquisites, from such termination. Such payment shall be the balance of his compensation for the remainder of the term or compensation for one year whichever is less; provided, if the payment is in excess of $100,000, then such excess shall be payable in equal quarterly payments with interest at the legal rate. The employment agreement also contains a one-year non-competition provision within a 200 mile radius of our primary operation in Canada or anywhere in the United States.

      We entered into an employment agreement with Gadi Beer, the Vice-President of Sales and Marketing of Aviv for a term of one year terminating on February 9, 2000. Mr. Beer earns an annual base salary of $120,000 and is entitled to receive 0.8% of the total sales of Aviv. Mr. Beer has agreed to a covenant not to compete with D.G. Jewellery of Canada Ltd. for a period of three years from the date of termination of the agreement. The agreement is renewable for additional successive one year terms upon the consent of both parties.

      No other officer has an employment contract with D.G. Jewellery of Canada Ltd.

Compensation of Directors

      There are no standard arrangements for the payment of any fees to directors of D.G. Jewellery of Canada Ltd. for acting in such capacity. Directors are reimbursed for expenses for attending meetings.

Stock Options

      In December 1996, the board of directors and shareholders adopted the 1996. Stock Option Plan, pursuant to which 500,000 shares of common stock are provided for issuance. All of such options have been granted.

      In February 1997, the board of directors granted 172,500 options under the 1996 Stock Option Plan to 20 persons, including officers, directors and key employees. The options were to be exercisable at $4.50 per share for five years expiring February 9, 2002. On August 22, 1997, the compensation committee lowered the exercise price to $1.38, which was our stock price on such date. On August 22, 1997, we granted an additional 327,500 options exercisable at $1.38 per share to Jack Berkovits. All options granted vest at the rate of 25% every six months so that the options are fully vested two years from their issuance date. The table below reflects the options under the 1996 Stock Option Plan granted to our present officers and directors and the percentage of options issued to such persons.

Officer and/or
Director             Expiration Date             Options             Percent              Exercise Price
--------             ---------------             -------             -------              --------------
Jack Berkovits       (1)                         377,500              75.5%                   $1.38

Gary Davis           02/09/02                     15,000               3.0%                   $1.38

Leonard Fasullo      02/09/02                     15,000               3.0%                   $1.38

----------
(1) 327,500 of such options expire on August 21, 2002 and 50,000 expire on February 9, 2002.

      In July 1998, the board of directors and shareholders adopted the 1998 Stock Option Plan. In July 1998, the board granted 500,000 options to 42 persons including officers, directors, consultants and key employees. The options were exercisable at the following prices; $2.77 (410,000); $3.25 (40,000); and $4.00
(50,000). All options granted vest at the rate of 25% every six months so that the options are fully vested by July 2000. The table below reflects the options under the 1998 Stock Option Plan granted to our present officers and directors and the percentage of options issued to such persons.

    Officer and/or
    Director                      Expiration Date             Options             Percent              Exercise Price
    --------                      ---------------             -------             -------              --------------
Jack Berkovits                    07/14/03                    266,000              53.2%                   $2.77

Gary Davis                        07/14/03                     20,000               4.0%                   $2.77

Leonard Fasullo                   07/14/03                     20,000               4.0%                   $2.77

Theodore L. Bonsignore            07/14/03                     10,000               2.0%                   $2.77

Myer Feiler                       07/14/03                     60,000              12.0%                     (1)

(1) 10,000 of such options are exercisable at $2.77 and the remaining 50,000 options are exercisable at $4.00 per share.

Indemnification of Officers and Directors

      We shall, to the fullest extent permitted by the laws of the Province of Ontario, as the same may be amended and supplemented, indemnify under said section from and against any and all expenses, liabilities or other matters referred in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. We will have the power to purchase and maintain officers' and directors' liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Article 6.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, it may be permitted to directors, officers and controlling persons of D.G. Jewellery of Canada Ltd. pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                             PRINCIPAL SHAREHOLDERS

      The following table sets forth as of May 31, 1999, the names and beneficial ownership of our common stock beneficially owned, directly or indirectly, by (i) each person who is a director or executive officer of the Company., (ii) all directors and executive officers of the Company as a group, and (iii) all holders of 5% or more of the outstanding shares of common stock of the Company.

        Names and Address of Beneficial                Amount and Nature of               Percentage of Shares
                    Owner(1)                          Beneficial Ownership(2)                 Outstanding
                    --------                          -----------------------                 -----------
Jack Berkovits..................................           2,634,975(3)                          44.2%
The Berkovits Family Trust......................             426,000                              7.1%
Sheba Berkovits.................................             816,000(4)                          13.7%
Gary Davis......................................              29,000(5)                             *
Leonard Fasullo.................................              20,000(6)                             *
Theodore L. Bonsignore..........................               2,500                                *
Myer Feiler.....................................              50,000(7)                             *
Ronald Rutman...................................                --                                 --
Haymarket, LLC..................................             787,693(8)                          13.2%
All directors and executive officers
as a group (6) persons..........................           2,736,475                             45.9%

* Less than one %.

      (1) Except as set forth above, the address of each individual is 1001 Petrolia Road, Toronto, Ontario, Canada M3J 2X7.

      (2) Based upon information furnished to us by either the directors and executive officers or obtained from our stock transfer books . We are informed that these persons hold the sole voting and dispositive power with respect to the common stock except as noted herein. For purposes of computing "beneficial ownership" and the percentage of outstanding common stock held by each person or group of persons named above as of May 31, 1999, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing beneficial ownership and the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of May 31, 1999, we had 5,960,280 shares of common stock outstanding, an additional 83,875 shares of common stock provided for issuance under the 1996 Stock Option Plan and an additional 411,375 shares of common stock provided for issuance under the 1998 Stock Option Plan.

      (3) Includes (i) 426,000 shares of common stock owned by the Berkovits Family Trust of which Mr. Berkovits and his wife are co-trustees;
            (ii) 390,000 shares of common stock owned by his wife and (iii) 148,375 shares issuable upon options that are currently exercisable or exercisable in the next sixty days. Does not include (i) an aggregate of 390,000 shares of common stock owned by two of Mr. Berkovits' sons who are independent of their father; and (ii)133,000 shares of common stock underlying the options which are not currently exercisable or exercisable in the next sixty days.

      (4) Includes 426,000 shares of common stock owned by the Berkovits Family Trust of which Ms. Berkovits is a co-trustee. Ms. Berkovits is the wife of Jack Berkovits.

      (5) Includes 5,000 shares issuable upon the exercise of options which are currently exercisable or exercisable in the next sixty days.

      (6) Includes 5,000 shares issuable upon the exercise options which are currently exercisable or exercisable in the next sixty days.

      (7) Includes 30,000 shares issuable upon the exercise of options which are currently exercisable or exercisable in the next sixty days.

      (8) Includes 172,308 shares issuable upon the exercise of warrants which are currently exercisable or exercisable in the next sixty days.

                              CERTAIN TRANSACTIONS

      In February 1995, we entered into a 10 year lease consisting of 23,000 square feet for our executive offices and manufacturing operations in North York, Ontario. The lease is with 1001 Petrolia Road Limited Partnership, the general partner being 1013418 Ontario Inc. Jack Berkovits, our president Chairman, CEO and President, is the sole owner, officer and director of that general partner. Current rent is $107,948 and increases each year by the greater of $.37 a square foot or the percentage increase in the Consumer Price Index for the Municipality of Metropolitan Toronto. Additionally, we are paying real estate taxes, utilities and insurance aggregating $95,000 per year for this facility. See "Properties". Management is of the opinion that the lease is on terms as favorable as obtainable from unaffiliated third parties.

      1001 Petrolia Road Limited Partnership through 1013418 Ontario, Inc., the general partner, of which Mr. Berkovits is the sole shareholder, officer and director, had obtained a five year $660,000 mortgage on the property, which was renewed in October 1998. On April 30, 1999, the principal amount outstanding was $515,661. We are a guarantor of this mortgage.

      Jack Berkovits loaned us monies from time to time for operations and working capital which sums at April 30, 1999 aggregated approximately $2.0 million and the weighted average interest rate was 10%. In 1997, we repaid $1.2 million of such loans, including payments to a third party, Laurbrad Holdings Limited, who had loaned funds to Mr. Berkovits. Mr. Berkovits loaned the funds to us on the same terms, which included a 20% annual interest rate. The rate has now been reduced to 10%.

      Diamante is a Canadian company operating under the name Oromart which has four retail jewelry stores and operates jewelry departments in six Best Value Discount Stores. Diamante is owned by one of our Vice Presidents, Leonard Fasullo, who is also Diamante's President (since 1998). The inventory provided to Diamante, consists primarily of manufacturing surplus, returns or refurbished jewelry, and on occasion gold chains and watches purchased by us for resale to Diamante. The inventory is secured by a registered security agreement covering the assets of Diamante, which security agreement has been assigned to The Bank of Nova Scotia which holds a substantial security interest in our assets. Diamante has guaranteed our bank financing and provided the bank with a direct security interest in its assets. We consolidated, for financial reporting purposes, with Diamante until February 7, 1997, the termination date of the agreement with Diamante reflecting our control over that retail operation. We perform certain administrative functions for Diamante.

      Diamante leases each facility for its four stores, of which one lease is guaranteed by D.G. Jewellery of Canada Ltd. This lease is terminable by Diamante on 90 days written notice, and is for five years, is a net, net lease, with renewal options for a rental rate of approximately $17,000 per year plus taxes, maintenance, insurance and utilities.

      In connection with the purchase of Aviv, we agreed to issue the former owners of Aviv an amount of shares having a value of $325,000 based on the average closing price in April 1999 in settlement of a note in that amount. Based on the closing prices we have issued an aggregate of 45,145 shares. All of the former owners are presently employees of D.G. Jewellery of Canada Ltd.

      We have entered into a supply agreement with Xite Jewelry.Com, Inc., which is a newly formed company owned 50% by D.G. Jewellery of Canada Ltd. and 50% by two sons of Jack Berkovits. The agreement provides that Xite will purchase jewelry from us on the best terms offered to our other customers. In turn, Xite will sell such jewelry to or through certain Internet companies who have previously entered into arrangements with D.G. Jewellery of Canada Ltd. We have assigned certain Internet contracts to Xite. To date, sales through the Internet do not represent a significant percentage of total sales. Xite has entered into a letter of intent with a broker-dealer to effect a public offering of its common stock. There can be no assurance that such public offering will be effectuated or what the terms of such offering would be.

      All transactions between D.G Jewellery of Canada Ltd., its officers, directors, principal shareholders or affiliates are, in the opinion of management, except for the interest rate charges on a portion of Mr. Berkovits' loans which are above the market rate, on terms no less favorable to us than may be obtained from unaffiliated third parties. All future transactions and loans between us and our officers, directors and 5% shareholders are to be on terms no less favorable than could be obtained from independent, unaffiliated parties and will be approved by a majority of our independent, disinterested directors.

                            DESCRIPTION OF SECURITIES

General

      The following description of the material terms of the common stock is subject to the Ontario Business Corporation Act, 1982 and to the provisions contained in D.G. Jewellery of Canada Ltd.'s articles of incorporation and by-laws, as amended, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      We are authorized to issue an unlimited number of shares of common stock, no par value per share, of which as of the date of this prospectus 5,960,280 shares of common stock are issued and outstanding. All outstanding shares of common stock are validly authorized, issued, fully paid, and non-assessable.

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining, if any, after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

      Pursuant to the Ontario Business Corporation Act, a shareholder of an Ontario Corporation has the right to have the corporation pay the shareholder the fair market value for his shares of the corporation in the event such shareholder dissents to certain actions taken by the corporation such as amalgamation or the sale of all or substantially all of the assets of the corporation and such shareholder follows the procedures set forth in the Ontario Business Corporation Act.

Warrants

      Pursuant to the initial public offering in April 1997 and a private placement in May 1999, we have issued an aggregate of 1,437,308 warrants to purchase our common stock.

      1,265,000 warrants were issued in the initial public offering and pursuant to a warrant agreement between D.G. Jewellery of Canada Ltd. and American Stock Transfer & Trust Company, the warrant and transfer agent. Each warrant entitles its holder to purchase, one share of common stock at an exercise price of $6.25 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to below. These warrants are exercisable from April 17, 1998 until April 16, 2002. None of these warrants have been exercised as of the date of this prospectus.

      Such warrants may be redeemed by us at any time after April 17, 1998, at a redemption price of $.10 per warrant, on not less than 30 days' prior written notice to the holders of such warrants, provided that the closing high bid price of the common stock on Nasdaq, or the last sale price per share of the common stock, if listed on the Nasdaq National Market or on a national exchange, is at least 150% ($9.38 per share, subject to adjustment) of the exercise price of the warrants for a period of 15 consecutive trading days ending on the fifth day prior to the date the notice of redemption is given. Holders of warrants shall have exercise rights until the close of the business day preceding the date fixed for redemption. The exercise price of these warrants should in no event be regarded as an indication of any future market price of the securities offered hereby.

      The exercise price and the number of shares of common stock purchasable upon the exercise of these warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassification of the common stock. The warrants do not confer upon the holders any voting or any other rights as shareholders of D.G. Jewellery of Canada Ltd.

      We have agreed to pay Joseph Dillon & Company a fee of five percent of the exercise price of each warrant exercised, a portion of which fee may be allowed to the dealer who solicited the exercise. As of the date of this prospectus, we have not paid Joseph Dillon & Company any commissions.

      In May 1999, 172,308 warrants were issued to investors in a private placement offering. Each warrant entitles its holder to purchase one share of common stock at an exercise price of $8.13 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to below. These warrants are exercisable from May 1999 until May 2004.

      The exercise price and the number of shares purchasable upon the exercise of these warrants are subject to adjustment upon the occurrence of certain events, including stock splits, stock dividends, combinations or reclassifications of the common stock. These warrants do not confer upon the holders any voting or any other rights as the shareholders of D.G. Jewellery of Canada Ltd.

      The holders of these warrants have the option to pay the exercise price in cash or pursuant to a cashless exercise.

      None of these warrants have been exercised as of the date of this prospectus.

Transfer Agent

      The transfer agent of our shares of common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005. American Stock Transfer & Trust Company also acts as the warrant agent for our warrants.

                         SHARES ELIGIBLE FOR FUTURE SALE

      No assurance can be given as to effect, if any, that future sales of common stock will have on the market price of the common stock. Of our shares of common stock currently outstanding, 4,433,030 are "restricted securities" as the term is defined in rule 144 under the Securities Act of 1933, as amended, and under certain circumstances may be sold without registration pursuant to that rule. Subject to the compliance with the notice and manner of sale requirements of Rule 144 and provided that we are current in our reporting obligations under the Securities Exchange Act of 1934, a person who beneficially owns restricted shares of stock for a period of at least one year is entitled to sell, within any three month period, shares equal to the greater of 1% of the then outstanding shares of common stock, or if the common stock is quoted on the Nasdaq System, the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the required notice of sale on the Form 144, with the United States Securities and Exchange Commission. As of the date of this prospectus, 4,433,030 shares of common stock, held by beneficial owners, are eligible for sale pursuant to Rule 144. We are unable to predict the effect that the sales made under Rule 144 otherwise may have on the market price of the common stock prevailing at the time of any such sales. Nevertheless, sales of substantial amounts of the restricted shares of common stock in the public market could adversely effect the then prevailing market for our common stock and could impair our ability to raise capital through the sale of our equity securities.

                            SELLING SECURITY HOLDERS

      The table below sets forth certain information regarding the beneficial ownership of the common stock by the selling security holders and as adjusted to give effect to the sale of the shares offered in this prospectus.

      In May 1999, Haymarket LLC acquired 615,385 shares of common stock and 172,308 warrants exercisable at $8.13 per share in connection with a private placement offering. The exercise price of the warrants is subject to adjustment in certain circumstances. These warrants are exercisable from May 1999 until May 2004. See "Description of Securities - Warrants."

      We have also registered an additional 316,693 shares of common stock to cover any potential adjustment in the amount of shares of common stock purchased in the May private placement offering. Pursuant to the Common Stock Purchase Agreement between Haymarket, LLC and us, dated May 18, 1999, the number of shares purchased by Haymarket, LLC will be adjusted to reflect a reset in the purchase price of the shares acquired according to the following terms: (i) the reset price of the shares will be the average of the lowest twelve bid prices of our common stock during the applicable reset period (as defined below); (ii) the number of shares of common stock to be issued upon the expiration of each the two reset periods will be calculated by the following formula: (307,692.5 (1/2 the number of shares purchased)) x (1,500,000 x 115% - the average of the lowest twelve bid prices of our common stock during the applicable reset period) / (the average of the lowest twelve bid prices of our common stock during the applicable reset period); and (iii) there will be two reset periods, each reset period consisting of thirty trading days, (a) the first reset period covering 306,692.5 of the shares purchased by Haymarket, LLC to expire on 30th day after the date this prospectus is declared effective, and (b) the second reset period covering 306,692.5 of the shares purchased by Haymarket, LLC to expire on the 30th day after the date of the expiration of the first reset period.

      We issued three promissory notes in the aggregate principal amount of $325,864.01 as part of the consideration for our February 1998 acquisition of Aviv. On March 17, 1999 we entered into a settlement agreement with the former shareholders of Aviv, pursuant to which we issued 45,145 shares of our common stock to the former shareholders of Aviv in satisfaction of the three promissory notes of the promissory notes.

                                                   Beneficial                                          Percentage of Common
                                                   Ownership of                                        Stock Beneficially
Name of Selling                                    Common Stock            Shares of Common Stock      Owned After the
Security Holder           Position Held            Prior to Sale(1)        to be Sold(1)               Offering(2)
---------------           -------------            ----------------        -------------               -----------
Haymarket LLC             None                     1,033,847(3)            1,033,847(3)                0%

Oscar Gruss & Son         None                     61,539(4)               61,539(4)                   *

Gadi Beer                 Vice                     20,793(5)               10,793                      *
                          President of
                          Sales and
                          Marketing,
                          Aviv

Allen Wayne               Manager,                 18,176(6)               17,176                      *
                          Aviv

Steve Cash                Manager,                 18,176(6)               17,176                      *
                          Aviv

* Less than 1%

      (1) The number of shares of common stock shown as beneficially owned and offered by the selling security holders represents the number of shares which we have initially agreed to register. Pursuant to Rule 146 of the Securities Act of 1933, as amended, the number of shares of common stock offered by the selling security holders hereby and included in this registration statement of which this prospectus is a part, also includes such presently indeterminate number of additional shares as may be issued upon the exercise of the warrants pursuant to the provisions of the warrant certificates regarding the possible adjustment of the exercise price. Accordingly, the actual number of shares of the common stock issued or issuable upon the exercise of the warrants is subject to adjustment depending upon certain events, which we cannot predict at this time, including stock dividends, stock splits, combinations or the reclassification of the common stock.

      (2)   Assumes all of the shares of common stock offered are sold.

      (3) The aggregate 1,033,847 shares of common stock includes the 110,769 shares of common stock underlying the warrants, assuming all of such warrants were exercised and 307,693 shares of common stock to reflect an adjustment in the amount of shares acquired according to the rest provisions discussed above.

      (4) 61,539 shares of common stock underlying the warrants, assuming all of such warrants were exercised.

      (5) Includes 10,000 shares issuable upon the exercise of options which are exercisable in the next sixty days.

      (6) Includes 1,000 shares issuable upon the exercise of options which are exercisable in the next sixty days.

      In recognition of the fact that the selling security holders may wish to be legally permitted to sell their shares of common stock when they deem appropriate, we agreed with the selling security holders to file with the United States Securities and Exchange Commission, under the Securities Act of 1933, as amended, a registration statement on Form SB-2, of which this prospectus is a part, with respect to the resale of the shares of common stock, and have agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effect until the shares of common stock are no longer required to be registered for the sale thereof by the selling security holders.

                              PLAN OF DISTRIBUTION

      The shares of common stock offered hereby by the selling security holders may be sold from time to time by the selling security holders, or by pledgees, donees, transferees and other successors in interest. Such pledgees, donees, transferees and other successors in interest will be deemed "selling security holders" for the purposes of this prospectus. Such sales may be made on one or more exchanges or in the over-the-counter market (including the OTC Electronic Bulletin Board), in privately negotiated transactions, through the writing of private options on the shares, or otherwise at market prices then prevailing or at prices related to the then-current market price, at fixed prices that may be changed, or at negotiated prices. The shares of common stock may be sold to or through brokers or dealers, who may act as agent or principal, or in direct transactions between the selling security holders and purchasers. In addition, the selling security holder may, from time to time, sell short the common stock, and in such instances, this prospectus may be delivered in connection with such short sale and the shares of common stock offered hereby may be used to cover such short sale.

      Transactions involving brokers or dealers may include, without limitation,
(a) ordinary brokerage transactions, (b) transactions in which the broker or dealer solicits purchasers, (c) block trades in which the broker or dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, and (d) purchases by a broker or dealer as a principal and resale by such broker or dealer for its account. In effecting sales, brokers and dealers engaged by the selling security holders or the purchasers of the shares of common stock may arrange for other brokers or dealers to participate. Such brokers or dealers may receive discounts, concessions or commissions from the selling security holders and/or the purchasers of the shares of common stock for whom such broker or dealer may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker or dealer may be in excess of customary commissions). The selling security holders and such brokers and dealers who act in connection with the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any commission received by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

      We are bearing all of the costs relating to the registration of the shares of common stock other than certain fees and expenses, if any, of counsel or other advisors to the selling security holders. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock will be borne by the selling security holders, the purchasers participating in such transaction, or both. None of the proceeds from the sale of the shares of common stock by the selling security holders will be received by us, except for the exercise price of the warrants. D.G. Jewellery of Canada Ltd. and the selling security holders, have each agreed to indemnify the other against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

      Any shares of covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

      CERTAIN UNITED STATES AND CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

United States

      The following describes the principal United States federal income tax consequences of the purchase, ownership and disposition of the shares of common stock by a shareholder, that is a citizen or resident of the United States or a United States domestic corporation or that otherwise will be subject to United States federal income tax. This summary is based on the United States Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This summary discusses only the principal United States federal income tax consequences to those beneficial owners holding the securities as capital assets within the meaning of Section 1221 of the Code and does not address the tax treatment of a beneficial owner that owns 10% or more of the shares of common stock. It is for general guidance only and does not address the consequences applicable to certain specialized classes of taxpayers such as certain financial institutions, insurance companies, dealers in securities or foreign currencies, or United States persons whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. Persons considering the purchase of these securities should consult their tax advisors with regard to the application of the United States and other income tax laws to their particular situations. In particular, a U.S. Holder should consult his tax advisor with regard to the application of the United States federal income tax laws to his situation.

      A U.S. Holder generally will realize, to the extent of D.G. Jewellery of Canada Ltd.'s current and accumulated earnings and profits, foreign source ordinary income on the receipt of cash dividends, if any, on the shares of common stock equal to the United States dollar value of such dividends determined by reference to the exchange rate in effect on the day they are received by the U.S. Holder (with the value of such dividends computed before any reduction for any Canadian withholding tax). U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any dividends received which are converted into United States dollars on a date subsequent to receipt. Subject to the requirements and limitations imposed by the United States Internal Revenue Code of 1986, as amended, a U.S. Holder may elect to claim Canadian tax withheld or paid with respect to dividends on the shares of common stock as a foreign credit against the United States federal income tax liability of such holder. Dividends on the shares of common stock generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income," for United States foreign tax credit purposes. U.S. Holders who do not elect to claim any foreign tax credits may claim a deduction for Canadian income tax withheld. Dividends paid on the shares of common stock will not be eligible for the dividends received deduction available in certain cases to United States corporations.

      Upon a sale or exchange of a share of common stock, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on such sale or exchange and the tax basis of such share of common stock.

      Generally, any gain or loss recognized as a result of the foregoing will be a capital gain or loss and will either be long-term or short-term depending upon the period of time the shares of common stock sold or exchanged, as the case may be, were held.

      This summary is of general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made.

Canada

      The following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of shares of common stock purchased pursuant to this prospectus by a holder, who, for the purposes of the Income Tax Act of Canada and the Canada-United States Income Tax Convention, as applicable and at all relevant times, (i) is resident in the United States and not resident in Canada, (ii) holds shares of common stock as capital property, (iii) does not have a "permanent establishment" or "fixed base" in Canada (as defined in the Convention), and
(iv) deals at arm's length with D.G Jewellery of Canada Ltd. Special rules, which are not discussed in this summary, may apply to "financial institutions" as defined in the Investment Tax Act and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

      This summary is based on the current provisions of the Investment Tax Act and the regulations thereunder and the Canada-United States Income Tax Convention, all specific proposals to amend the Investment Tax Act or the regulations thereunder announced by the Canadian Minister of Finance prior to the date of this prospectus and the current published administrative practices of Revenue Canada. This summary does not otherwise take into account or anticipate any changes in law or administrative practice nor does it take into account income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the federal income tax consequences described herein. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular purchaser of the shares of common stock.

Dividends

      Under the Investment Tax Act and the Canada-United Stated Income Tax Convention, dividends paid or credited, or deemed to be paid or credited, on the shares of common stock to a U.S. holder who owns less than 10% of our voting shares will be subject to Canadian withholding tax at the rate of 15% of the gross amount of such dividends or deemed dividends.

      Under the Canada-United Stated Income Tax Convention, dividends paid or credited to certain religious, scientific, charitable and similar tax exempt organizations and certain pension organizations that are resident, and exempt from tax, in the United States and that have complied with certain administrative procedures are exempt from this Canadian withholding tax.

Disposition of Common Shares

      A capital gain realized by a U.S. holder on a disposition or deemed disposition of the shares of common stock will not be subject to tax under the Investment Tax Act unless such shares of common stock constitute taxable Canadian property within the meaning of the Investment Tax Act at the time of the disposition or deemed disposition. In general, the shares of common stock will not be "taxable Canadian property" to a U.S. holder unless they are not listed on a prescribed stock exchange (which includes the Nasdaq SmallCap Market) or at any time within the five year period immediately preceding the disposition the U.S. holder, persons with whom the U.S. holder did not deal at arm's length, or the U.S. holder together with such persons owned or had an interest in or a right to acquire more than 25% of any class or series of our shares. A deemed disposition of the shares of common stock will arise on the death of a U.S. holder.

      If the shares of common stock are taxable Canadian property to a U.S. holder, any capital gain realized on a disposition or deemed disposition of such shares of common stock will generally be exempt from tax under the Investment Tax Act by virtue of the Canada-United Stated Income Tax Convention if the value of the shares of common stock at the time of the disposition or deemed disposition is not derived principally from real property (as defined by the Canada-United Stated Income Tax Convention) situated in Canada. We are of the view that the shares of common stock do not now derive their value principally from real property situated in Canada; however, the determination as to whether Canadian tax would be applicable on a disposition or deemed disposition of the shares of common stock must be made at the time of the disposition or deemed disposition.

      This summary is of general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made.

                              INVESTMENT CANADA ACT

      The Investment Canada Act, a Federal Canadian statute, regulates the acquisition of control of existing Canadian businesses by any non-Canadian (as that term is defined in the Investment Canada Act).

      We are currently a Canadian (as that term is defined in the Investment Canada Act). If a non-Canadian seeks to acquire control of us, such acquisition will be subject to the Investment Canada Act. In general, any transaction which is subject to the Investment Canada Act is a reviewable transaction if the book value of our assets, as set out in its most recent financial statements, exceeds the applicable threshold. If the potential acquiror is a WTO Investor, acquiring control of us would only be reviewable if the book value of our assets exceeded Cdn$184 million. (This number is the threshold amount for 1999 and this amount is increased each year by a factor equal to the increase in the Canadian Nominal Gross Domestic Product for the previous year). A WTO Investor is defined in the Investment Canada Act as an investor ultimately controlled by nationals of World Trade Organization member states, such as the United States of America.

      If the book value of our assets exceeds the applicable threshold for review, the potential acquiror must file an application for review and obtain the approval of the Minister of Industry before acquiring control of us. In deciding whether to approve the reviewable transaction, the Minister considers whether the investment "is likely to be of net benefit to Canada". This determination is made on the basis of economic and policy criteria set out in the Investment Canada Act.

      The approval process begins with an initial review period of 45 days from the date the completed application is received. However, the Minister of Industry has authority to extend the review period unilaterally for 30 more days. If the Minister is not then satisfied that the investment "is likely to be of net benefit to Canada", the Minister is required to notify the potential acquiror of the acquiror's right to make representations and submit undertakings within 30 days or such further period as may be agreed upon by the potential acquiror and the Minister and the potential acquiror is to be provided a reasonable opportunity to make representations and to give undertakings as the acquiror sees fit. After the expiration of that period, the Minister must make a determination as to whether the Minister is satisfied that the investment is likely to be of net benefit to Canada or confirm that the Minister is not so satisfied. In the latter case, the investment is not permitted.

                                  LEGAL MATTERS

      Certain legal matters relating to Canadian law, including the validity of the issuance of the shares of common stock offered hereby, will be passed upon for D.G. Jewellery of Canada Ltd. by Grubner, Krauss, Barristers & Solicitors. Certain legal matters in connection with the offering will be passed upon for the D.G. Jewellery of Canada Ltd. by its United States counsel, Gersten, Savage & Kaplowitz, LLP, New York, New York.

                                     EXPERTS

      The financial statements appearing in this prospectus and registration statement have been audited by Schwartz Levitsky Feldman, Chartered Accountants, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

      We are subject to the information requirements of the Exchange Act of 1934 for foreign issuers, and, in accordance therewith will have been filing reports, proxy statements and other information with the United States Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the United States Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the United States Securities and Exchange Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Securities and Exchange Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois upon payment of the prescribed fees. Electronic registration statements filed through the Electronic Data Gathering, Analysis, and Retrieval System are publicly available through the United States Securities and Exchange Commission's Web site (http://www.sec.gov). Further information on public reference rooms available at the United States Securities and Exchange Commission is available by contacting the United States Securities and Exchange Commission at 1-(800) SEC-0330.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      We shall, to the fullest extent permitted by the laws of the Province of Ontario, as the same may be amended and supplemented, indemnify under said section from and against any and all expenses, liabilities or other matters referred in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. We will have the power to purchase and maintain officers' and directors' liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Article 6.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, it may be permitted to directors, officers and controlling persons of D.G. Jewellery of Canada Ltd. pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                          D.G. JEWELLERY OF CANADA LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 1998 AND DECEMBER 31, 1997

                         TOGETHER WITH AUDITORS' REPORT

                          D.G. JEWELLERY OF CANADA LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 1998 AND DECEMBER 31, 1997

                         TOGETHER WITH AUDITORS' REPORT


                                TABLE OF CONTENTS

     Report of Independent Auditors                                       1

     Consolidated Balance Sheets                                          2

     Consolidated Statements of Income                                    3

     Consolidated Statements of Cash Flows                                4

     Consolidated Statements of Stockholders' Equity                      5

     Notes to Consolidated Financial Statements                      6 - 20

                 [Letterhead of Schwartz Levitsky Feldman LLP]

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of D.G. Jewellery of Canada Ltd.

We have audited the accompanying consolidated balance sheets of D.G. Jewellery of Canada Ltd. (incorporated in Canada) as of December 31, 1998 and 1997 and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the management of D.G. Jewellery of Canada Ltd. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of D.G. Jewellery of Canada Ltd. as of December 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for each of the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles in the United States of America.

                                              /s/ Schwartz Levitsky Feldman LLP
Toronto, Ontario
March 17, 1999                                Chartered Accountants

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                                   1998            1997
                                                                     $               $
                                     ASSETS
CURRENT ASSETS

    Cash                                                        305,784         361,347
    Accounts receivable (notes 3, 8 and 10)                  18,974,743      17,197,875
    Inventory (notes 4, 8 and 10)                            20,887,122      12,852,760
    Cash surrender value of life insurance (note 5)              57,232         476,445
    Prepaid expenses and sundry assets                           25,845         169,696
                                                             ----------      ----------

                                                             40,250,726      31,058,123

PROPERTY, PLANT AND EQUIPMENT (notes 6, 8 and 10)             1,974,300       1,888,148

GOODWILL (note 7)                                             1,278,879       1,336,609
                                                             ----------      ----------

                                                             43,503,905      34,282,880
                                                             ==========      ==========

APPROVED ON BEHALF OF THE BOARD

                               Director
-------------------------------

                               Director
-------------------------------

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                                1998           1997
                                                                  $              $
                                   LIABILITIES
CURRENT LIABILITIES

    Bank indebtedness (note 8)                            18,855,201     12,482,179
    Accounts payable and accrued expenses (note 9)         5,016,172      3,891,394
    Income taxes payable                                   2,209,470      1,008,548
    Current portion of loans payable (note 10)               434,788      3,441,109
                                                          ----------     ----------

                                                          26,515,631     20,823,230

LOANS PAYABLE (note 10)                                    2,695,835      2,864,997
                                                          ----------     ----------

                                                          29,211,466     23,688,227
                                                          ----------     ----------

COMMITMENTS AND CONTINGENCIES (notes 16 and 17)

                              STOCKHOLDERS' EQUITY

CAPITAL STOCK (note 11)                                    6,704,986      6,700,827

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (note 12)       55,501       (359,434)

RETAINED EARNINGS                                          7,531,952      4,253,260
                                                          ----------     ----------

                                                          14,292,439     10,594,653
                                                          ----------     ----------

                                                          43,503,905     34,282,880
                                                          ==========     ==========

   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                                 1998                1997
                                                                   $                   $
Net sales                                                  35,350,022          22,127,825

Cost of sales                                              23,855,178          15,677,870
                                                           ----------          ----------

Gross profit                                               11,494,844           6,449,955

    Other income                                            1,082,239                  -
                                                           ----------          ----------

Gross earnings                                             12,577,083           6,449,955
                                                           ----------          ----------

Operating expenses

    Selling                                                 2,305,130           1,188,308
    General and administrative                              2,607,556           2,463,242
                                                           ----------          ----------

                                                            4,912,686           3,651,550
                                                           ----------          ----------

Operating income                                            7,664,397           2,798,405
                                                           ----------          ----------

Interest expenses                                           1,820,278             822,215
Other expenses                                              1,088,058             389,533
                                                           ----------          ----------

                                                            2,908,336           1,211,748
                                                           ----------          ----------

Income before income taxes                                  4,756,061           1,586,657

Provision for income taxes (note 13)                        1,477,369             541,423
                                                           ----------          ----------

Net income                                                  3,278,692           1,045,234
                                                           ==========          ==========

Earnings per common share (note 14)                              0.63                0.22
                                                           ==========          ==========

Earnings per common share assuming dilution (note 14)            0.59                0.22
                                                           ==========          ==========

   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                              1998           1997
                                                               $              $
Cash flows from operating activities:
    Net income                                           3,278,692      1,045,234
                                                       -----------    -----------

    Adjustments to reconcile net income to
    net cash used in operating activities:
         Amortization                                      509,871        389,603
         Increase in accounts receivable                (2,726,285)    (8,325,895)
         Increase in inventory                          (9,712,446)    (6,073,422)
         Decrease (increase) in cash surrender value
            of life insurance                              397,006       (476,445)
         Decrease (increase) in prepaid expenses
            and sundry assets                              137,778       (102,429)
         Increase in accounts payable
            and accrued expenses                         1,487,961      1,908,971
         Increase in income taxes payable                1,512,698        415,146
                                                       -----------    -----------

         Total adjustments                              (8,393,417)   (12,264,471)
                                                       -----------    -----------

         Net cash used in operating activities          (5,114,725)   (11,219,237)
                                                       -----------    -----------

    Cash flows from investing activities:
         Purchases of property, plant and
            equipment                                     (659,383)    (1,491,736)
         Purchase of goodwill                                 --       (1,200,000)
                                                       -----------    -----------

         Net cash used in investing activities            (659,383)    (2,691,736)
                                                       -----------    -----------

    Cash flows from financing activities:
         Proceeds from bank indebtedness                 6,373,022      4,018,732
         Proceeds from/(repayment of)
            loans payable                               (2,829,520)     3,802,343
         Issuance of capital stock                           4,325      6,705,382
         Redemption of capital stock                          --          (81,067)
                                                       -----------    -----------

         Net cash provided by financing activities       3,547,827     14,445,390
                                                       -----------    -----------

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                          1998             1997
                                                           $                $
Effect of foreign currency exchange
    rate changes                                     2,170,718         (314,723)
                                                    ----------       ----------

Net increase (decrease) in cash and
    cash equivalents                                   (55,563)         219,694
Cash and cash equivalents
    - Beginning of year                                361,347          141,653
                                                    ----------       ----------

    - End of year                                      305,784          361,347
                                                    ==========       ==========

Interest paid                                        1,789,275          822,215
                                                    ==========       ==========

Income taxes paid                                          nil           43,000
                                                    ==========       ==========

   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

                                          Common    Issued and
                                           Stock   Outstanding                             Cumulative
                                       Number of        Common                 Retained   Translation
                                          Shares      Warrants     Amount      Earnings   Adjustments
                                                                       $             $             $
                                       ---------     ---------  ---------     ---------   -----------
Balance as of December 31, 1996        3,900,000            -          84     3,208,026       (44,711)

Common stock issued (note 11)          1,265,000     1,265,000  6,700,743            -             -

Foreign currency translation                  -             -          -             -       (314,723)

Net income for the year                       -             -          -      1,045,234            -
                                       ---------     ---------  ---------     ---------        ------

Balance as at December 31, 1997        5,165,000     1,265,000  6,700,827     4,253,260      (359,434)

Common stock issued (note 11)              3,000            -       4,159            -             -

Foreign currency translation                  -             -          -             -        414,935

Net income for the year                       -             -          -      3,278,692            -
                                       ---------     ---------  ---------     ---------        ------

Balance as at December 31, 1998        5,168,000     1,265,000  6,704,986     7,531,952        55,501
                                       =========     =========  =========     =========        ======

   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       1.  BASIS OF CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

           These financial statements consolidate, using the purchase method, the accounts of the company and its two wholly-owned subsidiaries, Diamonair, Inc. and Aviv, Inc. All material intercompany accounts have been eliminated. Consolidation commenced with the effective dates of acquisition of the operations of the subsidiary companies and these financial statements include the financial results of the subsidiaries to December 31, 1998 and December 31, 1997.

           Acquisition of the operations of the subsidiaries was effected by the purchase of the assets and trade name of Diamonair, Inc. from a third party, effective November 21, 1997, and by the purchase of the assets and trade name of Aviv, Inc. from a third party, effective June 1, 1997. The purchases were effected through the company's wholly-owned subsidiaries, Diamonair, Inc. and Aviv, Inc. and the final documents were signed on November 21, 1997 and February 10, 1998 respectively.

           Total assets acquired and total liabilities assumed by D.G. Jewellery of Canada Ltd. as a result of these acquisitions is as follows:

                                                  AVIV, INC.     DIAMONAIR, INC.
                                                          $                   $
           Total assets (exclusive of goodwill)    4,286,000           4,549,000
           Goodwill                                       -            1,200,000

           The total amount of consideration given by D.G. Jewellery of Canada Ltd. as a result of these acquisitions is as follows:

                                                    AVIV, INC.   DIAMONAIR, INC.
                                                            $                 $
           Cash                                             -          5,749,000
           Accounts payable                            988,500                -
           Loans payable (as described in note 10)   3,297,500                -

       2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           i)   Principal Activities

                The company was incorporated in Canada on October 18, 1979. The company is principally engaged in the production and trading of jewellery in Canada and the United States of America.

           ii)  Bank indebtedness and Cash Equivalents

                Bank indebtedness and cash equivalents include cash on hand, amounts due to banks and any other highly liquid investments purchased with a maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

           iii) Other Financial Instruments

                The carrying amount of the company's other financial instruments approximates fair value because of the short maturity of these instruments or the current nature of interest rates borne by these instruments.

           iv)  Long-term Financial Instruments

                The fair value of each of the company's long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the company's current borrowing rate for similar instruments of comparable maturity would be.

           v)   Accounts Receivable and Accounts Payable

                In certain instances, the company's practice is to sell to and purchase from the same entities. In such circumstances, on a periodic basis, the payable is set-off against the receivable as payment. Until such time as such a set-off occurs, the respective receivable and payable amounts are reported on a gross basis. At year end, amounts owing to the company from customers who participate in this practice was approximately $1,050,000 ($100,000 as at December 31, 1997). Of this amount,
                $287,000 ($35,000 as at December 31, 1997) was owed to these customers as at December 31, 1998.

           vi)  Inventory

                Raw materials and work-in-process are valued at the lower of cost (first-in, first-out basis) or market.

                Finished goods are valued at the lower of cost or market. Cost is calculated using selling price less normal gross margin.

           vii) Amortization of capital assets

                Amortization of capital assets is provided over the estimated useful lives of the assets, principally using the declining balance method.

          viii) Goodwill

                Goodwill is the excess of cost over the value of tangible assets acquired. It is amortized on the straight-line basis over 25 to 40 years.

           ix)  Sales

                Sales represents the invoiced value of goods supplied to customers. Sales are recognized upon delivery of goods and passage of title to customers.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

           x)   Income taxes

                The company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

           xi)  Accounting Changes

                On January 1, 1997, the company adopted the provision of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Adoption of SFAS No. 121 did not have a material impact on the company's result of operations.

                In December 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued. It introduced the use of a fair value-based method of accounting f0r stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for stock-based compensation to employees based on the new fair value accounting rules. Companies that choose not to adopt the new rules will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. However, SFAS No. 123 requires companies that choose not to adopt the new fair value accounting rules to disclose pro forma net income and earnings per share under the new method. SFAS No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The company has adopted the disclosure provisions of SFAS No. 123.

           xii) Foreign Currency Translation

                The translation of the financial statements from Canadian dollars ("CDN $") into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been, or could be, converted into United States dollars at the rates on the respective dates and or at any other certain rates. Adjustments resulting from the translation are included in the cumulative translation adjustments in stockholders' equity.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

          xiii) Net Income and Fully Diluted Net Income Per Weighted Average Common Stock

                Net income per common stock is computed by dividing net income for the year by the weighted average number of common stock outstanding during the year.

                Fully diluted net income per common stock is computed by dividing net income for the year by the weighted average number of common stock outstanding during the year, assuming that all stock options as described in note 11 were exercised. Stock warrants as described in note 11 have not been included in the fully diluted net income per common stock calculations as their inclusion would have been anti-dilutive.

           xiv) Use of Estimates

                The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       3.  ACCOUNTS RECEIVABLE

                                                             1998           1997

                                                               $              $
           Accounts receivable                         19,279,616     17,690,675
           Less:  Allowance for doubtful accounts         304,873        492,800
                                                       ----------     ----------

           Accounts receivable, net                    18,974,743     17,197,875
                                                       ==========     ==========

           Subsequent to December 31, 1998, an account receivable of $1,327,315 was used to secure a six year supply contract with the customer. The supply contract will commence on January 1, 1999.

       4.  INVENTORY

           Inventory comprised of the following:

                                                            1998          1997

                                                              $             $
           Raw materials                               4,502,270     2,244,686
           Work-in-process                               426,456       590,778
           Finished goods                             15,958,396    10,017,296
                                                      ----------    ----------

                                                      20,887,122    12,852,760
                                                      ==========    ==========

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       5.  CASH SURRENDER VALUE OF LIFE INSURANCE

           The cash surrender value of life insurance represents the value of life insurance policies of the former directors of Aviv, Inc.

       6.  PROPERTY, PLANT AND EQUIPMENT

                                                                   1998          1997

                                                                     $             $
           Office equipment                                     315,861       327,565
           Machinery and manufacturing equipment              1,000,806     1,025,183
           Computer equipment and software                      396,637       189,653
           Automobile                                             6,000         6,000
           Leasehold improvements                               362,570       340,906
           Waxes and moulds                                   1,677,943     1,466,264
                                                              ---------     ---------

           Cost                                               3,759,817     3,355,571
                                                              ---------     ---------

           Less:   Accumulated amortization
                   Office equipment                             165,164       130,512
                   Machinery and manufacturing equipment        346,023       265,913
                   Computer equipment and software              148,507       121,260
                   Automobile                                     3,000            -
                   Leasehold improvements                       112,306        68,795
                   Waxes and moulds                           1,010,517       880,943
                                                              ---------     ---------

                                                              1,785,517     1,467,423
                                                              ---------     ---------

           Net                                                1,974,300     1,888,148
                                                              ---------     ---------

       7.  GOODWILL
                                                                   1998          1997

                                                                     $             $

           Cost                                               1,452,506     1,483,848
           Less:  Accumulated amortization                      173,627       147,239
                                                              ---------     ---------

           Net                                                1,278,879     1,336,609
                                                              =========     =========

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       8.  BANK INDEBTEDNESS

           The bank loan bears interest at the bank's prime lending rate plus 3/4% per annum depending on key financial ratios (7.25% at December 31, 1998 and 8.0% at December 31, 1997) with interest payable monthly. The weighted average interest rates incurred on the bank loan were 7.13% and 5.42% per annum for the years ended December 31, 1998 and December 31, 1997 respectively. As security, the company has provided a general assignment of accounts receivable, a general security agreement constituting a first charge over all present and future personal property of the company and an assignment of key man life insurance of a director of $652,188 payable to the bank as of December 31, 1998 and $704,225 as of December 31, 1997. The available line of credit under the bank loan amounted to $18,913,455 as at December 31, 1998.

           The company also provided to the bank an assignment of accounts receivable, and a general security agreement constituting a first charge over all present and future property with UCC filings of security in the appropriate jurisdictions of its subsidiary companies, as well as hypothecation of all the shares of these subsidiaries. (See note 1). Furthermore, an affiliated company (owned wholly by the company's majority stockholders) has provided a general security agreement constituting a first charge over its present and future property and a corporate guarantee secured by a collateral mortgage providing a second fixed charge over its property. Furthermore, the company also provided to the bank an assignment of all security taken by the company from a related party, Diamante Fine Jewellery Limited, over which it has effective control. Certain stockholders have provided a postponement of their loans to the company.

           The facility contains covenants specifying minimum and maximum selected financial ratios. The agreement contains restrictions on changes in ownership and line of business, on further encumbrances of assets and on the guarantees and other contingent liabilities.

       9.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                         1998            1997

                                                           $               $
           Trade payables                            4,454,250      3,240,877
           Accrued expenses                            561,922        650,517
                                                     ---------      ---------

                                                     5,016,172      3,891,394
                                                     =========      =========

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       10. LOANS PAYABLE

                                                                                     1998                 1997
                                                                                       $                    $
           a)   Loans from stockholders

                Loans are secured by a general assignment of the company's assets subject to the prior encumbrances disclosed in note 8, subordinated to the company's banker, bear interest at 12% per annum (10% for 1997) and not subject to specified
                terms of repayments                                              2,297,267           1,965,148

           b)   Loan is provided by the company's banker, subject to the
                encumbrances disclosed in note 8, bearing interest at the prime lending rate of the company's bank plus 1% per annum, repayable in 24 equal monthly instalments plus interest
                with the final payment due in November 2000                        833,356           1,369,327

           c)   Loan is provided by the bankers of Aviv, Inc., with no
                specific terms of repayment                                             -            2,971,631
                                                                                 ---------           ---------

                                                                                 3,130,623           6,306,106

                Less:   Current portion                                            434,788           3,441,109
                                                                                 ---------           ---------

                                                                                 2,695,835           2,864,997
                                                                                 =========           =========

                Aggregate maturities of loans payable are as follows:
                                                                                     1998                 1997

                                                                                       $                    $

                Repayable during the following periods:
                    Within one year                                                434,788           3,441,109
                    Over one year but not exceeding two years                      398,568             468,690
                                                                                 ---------           ---------

                                                                                   833,356           3,909,799
                                                                                 =========           =========

                The weighted average interest rates per annum incurred were 9.9% for the year ended December 31, 1998 and 9.5% for the year ended December 31, 1997.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       11. CAPITAL STOCK

           a)   Authorized

                    An unlimited number of common stock

                    Issued
                                                                        1998           1997
                                                                          $              $
                    5,168,000   Common stock (5,165,000 in 1997)   6,591,761      6,587,602
                    1,265,000   Warrants                             113,225        113,225
                                                                   ---------      ---------

                                                                   6,704,986      6,700,827
                                                                   =========      =========

           b) During 1997, the company issued 1,265,000 common shares and 1,265,000 warrants as follows:

                Proceeds received from issuance                                                  $   7,716,500

                Issue expenses (net of income taxes)                                                 1,015,757
                                                                                                 -------------

                Net proceeds                                                                     $   6,700,743
                                                                                                 =============

                Net proceeds include the non-cash items of deferred costs of public issue and deferred income tax recoveries.

                As at December 31, 1998, the company had warrants outstanding to purchase 1,265,000 shares of the common stock at $6.25 per share. The warrants expire in 2001.

           d) In December, 1996, the board of directors and stockholders adopted the 1996 D.G. Jewellery of Canada Ltd. Stock Option Plan (the "1996 Plan"), pursuant to which 500,000 shares of Common Stock are provided for issuance. The 1996 Plan is administered by the board of directors.

                The 1996 Plan is for a period of ten years, expiring on December 15, 2006. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company. Options granted under the 1996 Plan may be exercisable for up to ten years, may require vesting, and shall be at an exercise price all as determined by the board.

                The exercise price of an option may not be less than the fair market value per share of Common Stock on the date the option is granted in order to receive certain tax benefits under the Income Tax Act of Canada (the "ITA"). The exercise price of all future options will be at least 85% of the fair market value of the Common Stock on the date of granting of the options.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       11. CAPITAL STOCK   (cont'd)

           d)   (cont'd)

                Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the 1996 Plan.

                The 1996 Plan may be terminated or amended at any time by the board of directors, except that the number of shares of Common Stock reserved for issuance upon the exercise of options granted under the 1996 Plan may not be increased without the consent of the stockholders of the Company.

                The Board has granted 500,000 Options to date under the 1996 Plan to 10 persons, including officers, directors and key employees. The options are exercisable at $1.38 per share for five years expiring February 9, 2002.

                These options were not exercisable until August 20, 1997 at which time they were able to be exercised up to 25% of the amount of shares issueable under the Options, and an additional 25% each six month anniversary date thereafter.

                As at December 31, 1998, 3,00o of these options have been exercised (nil in 1997).

           e) In July 1998, the board of directors and stockholders adopted the 1998 D.G. Jewellery of Canada Ltd. Stock Option Plan (the "1998 Plan"), pursuant to which 500,000 shares of Common Stock are provided for issuance. The 1998 Plan is administered by the board of directors.

                The 1998 Plan is for a period of ten years, expiring on July 14, 2008. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company. Options granted under the 1998 Plan may be exercisable for up to ten years, may require vesting, and shall be an exercise price all as determined by the board.

                The exercise price of an option may not be less than the fair market value per share of Common Stock on the date the option is granted an order to receive certain tax benefits under the Income Tax Act of Canada (the "ITA"). The exercise price of all future options will be at least 85% of the fair market value of the Common Stock on the date of granting of the options.

                Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the 1998 Plan.

                The 1998 Plan may be terminated or amended at any time by the board of directors, except that the number of shares of Common Stock reserved for issuance upon the exercise of options granted under the 1998 Plan may not be increased without the consent of the stockholders of the Company.

                The Board has granted 500,000 Options to date under the 1998 Plan to 34 persons, including officers, directors and key employees. The options are exercisable at $2.77 per share for five years expiring February 9, 2002.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       11. CAPITAL STOCK   (cont'd)

           e)   (cont'd)

                These options were not exercisable until January 14, 1999 at which time they were able to be exercised up to 25% of the amount of shares issuable under the Options, and an additional 25% each six month anniversary date thereafter.

                None of these options have been exercised to date.

           f) The underwriters for the issuance of the common shares in 1997 hold options to acquire 110,000 common shares at $9.90 and 110,000 warrants at 16.5(cent). This option expires in 2002.

       12. COMPREHENSIVE INCOME

           The company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" as of January 1, 1998 which requires new standards for reporting and display of comprehensive income and its components in the financial statements. However, it does not affect net income or total stockholders' equity. The components of comprehensive income are as follows:

                                                                                           1998           1997
                                                                                             $              $
           Net income                                                                 3,278,692      1,045,234
           Other comprehensive income (loss):
                Foreign currency translation adjustments                                414,935       (314,723)
                                                                                      ---------     ----------

           Comprehensive income                                                       3,693,627        730,511
                                                                                      =========     ==========

           The components of accumulated other comprehensive income (loss) are as follows:

           Accumulated other comprehensive loss, December 31, 1996                                  $ (44,711)

           Foreign currency translation adjustments for the year ended
                December 31, 1997                                                                    (314,723)
                                                                                                    ----------

           Accumulated other comprehensive loss, December 31, 1997                                   (359,434)

           Foreign currency translation adjustments for the year ended
                December 31, 1998                                                                     414,935
                                                                                                    ----------

           Accumulated other comprehensive income, December 31, 1998                                $  55,501
                                                                                                    ==========

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       12. COMPREHENSIVE INCOME (cont'd)

           The foreign currency translation adjustments are not currently adjusted for income taxes since the company is situated in Canada and the adjustments relate to the translation of the financial statements from Canadian dollars into United States dollars done only for the convenience of the reader as disclosed in note 1 (xii).

       13. INCOME TAXES

           The provision for income taxes is current and is calculated based on the Federal, State and Provincial rates.

       14. EARNINGS PER COMMON SHARE

           The company has adopted Statement No. 128, Earnings Per Share, which requires presentation, in the consolidated statement of income, of both basic and diluted earnings per share.


                                                                        1998           1997
                                                                          $              $
           Average common stock outstanding                        5,165,090      4,743,333
           Average common stock issuable                             393,251         62,137
                                                                   ---------      ---------

           Average common stock outstanding assuming dilution      5,558,341      4,805,470
                                                                   =========      =========

           The outstanding warrants and underwriters' options were not included in the computation of earnings per common stock assuming dilution because the exercise prices were greater than the average market price of the common stock.

       15. RELATED PARTY TRANSACTIONS

                                                                 1998       1997
                                                                   $          $
           Rent paid to a company owned by stockholders       115,502    100,605
           Interest paid to stockholders                      178,103    217,724

           (See additional related party transactions disclosure in notes 10 and 17).

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       16. COMMITMENTS

           The company has an operating lease for leasehold improvements and premises which extends through January 31, 2005. Rental and leasing expenses for the year ended December 31, 1998 under this lease agreement was $115,502.

           Future minimum rental payments as of December 31, 1998 under the operating lease agreement are as follows:

           Payable during the following periods:
                Within one year                                     $    104,377

                Over one year but not exceeding two years                111,878
                Over two years but not exceeding three years             119,378
                Over three years but not exceeding four years            126,878
                Over four years but not exceeding five years             134,378
                Thereafter                                               145,576
                                                                    ------------

                                                                    $    742,465
                                                                    ============

       17. CONTINGENCIES

           The company is contingently liable under contested lawsuits amounting to approximately $265,000. In the opinion of management there is no merit for these claims and the company has filed counter claims. No provision has been recorded in the accounts for possible losses or gains. Should any expenditures be incurred by the company for the resolution of these lawsuits, they will be charged to the operations of the year in which such expenditures are incurred.

           The company is contingently liable to a mortgage corporation for the guarantee of a mortgage in the amount of approximately $533,000 given to a party related to the major stockholders of the company.

       18. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

           The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       19. SEGMENTED INFORMATION

           a)   Sales to Major Customers

                                                                        1998           1997

                Sales to major customers                         $23,487,403  $  18,042,967
                Percentage of total sales                                66%            82%

                Accounts receivable due from major customers     $10,905,973  $  14,446,215
                Percentage of total accounts receivable                  62%            84%

                Ongoing credit evaluations of each customer's financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

           b)   Sales by Geographic Area

                                                             1998           1997
                                                               $              $
                United States of America               28,568,376     13,909,306
                Canada                                  6,729,624      7,848,152
                Other                                      52,022        370,367
                                                       ----------     ----------

                                                       35,350,022     22,127,825
                                                       ==========     ==========

           c)   Net Income by Geographic Area

                The company's accounting records do not readily provide information on net income by geographic area. Management is of the opinion that the proportion of net income based principally on sales, presented below, would fairly present the results of operations by geographic area.

                                                           1998           1997
                                                             $              $
                United States of America              2,649,699        658,371
                Canada                                  624,168        371,458
                Other                                     4,825         15,405
                                                      ---------      ---------

                                                      3,278,692      1,045,234
                                                      =========      =========

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       19. SEGMENTED INFORMATION (cont'd)

           d)   Identifiable Assets by Geographic Area

                                                                1998           1997
                                                                  $              $
                United States of America                   1,273,581      1,155,400
                Canada                                     2,486,236      2,200,171
                                                          ----------  -------------

                                                           3,759,817      3,355,571
                                                          ==========  =============

           e)   Purchases From Major Suppliers
                                                                1998           1997

                Purchases from major suppliers            $8,993,250  $   6,928,865
                Percentage of total purchases                    36%            48%

                Accounts payable due to major suppliers   $1,276,632  $   1,815,001
                Percentage of total suppliers                    29%            56%

       20. OTHER SUPPLEMENTAL INFORMATION

           The following items were included in the statements of income:

                                                                   1998        1997
                                                                     $           $
           Amortization of property, plant and equipment        484,383     348,248
           Amortization of goodwill                              40,442      41,355
                                                              ---------     -------

                                                                524,825     389,603
                                                              =========     =======

           Operating lease rentals for rental premises          313,862     255,968
                                                              =========     =======

           Interest expense on
                -  bank indebtedness                          1,413,186     604,490
                -  loans payable                                260,706     217,725
                -  other                                        146,386          -
                                                              ---------     -------

                                                              1,820,278     822,215
                                                              =========     =======

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       21. COMPARATIVE FIGURES

           Certain figures in the December 31, 1997 consolidated financial statements have been reclassified to conform with the basis of presentation used in 1998.

      No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by D.G. Jewellery of Canada Ltd. This prospectus does not constitute an offer or solicitation to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither delivery of this prospectus nor any sale of the shares of common stock hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of D.G. Jewellery of Canada Ltd. since the date hereof.

                                   -----------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Enforcement of Civil Liabilities.............................................  1
Exchange Rate Data...........................................................  2
Prospectus Summary...........................................................  3
The Offering.................................................................  5
Summary Combined Financial Information.......................................  6
Risk Factors.................................................................  7
Use of Proceeds.............................................................. 13
Certain Market Information................................................... 13
Dividend Policy.............................................................. 13
Selected Financial Data...................................................... 15
Management's Discussion and Analysis of Financial Condition and
Results of Operations ....................................................... 16
Business..................................................................... 21
Management................................................................... 30
Principal Shareholders....................................................... 35
Certain Transactions......................................................... 37
Description of Securities.................................................... 39
Shares Eligible for Future Sale.............................................. 41
Selling Security Holders..................................................... 42
Plan of Distribution......................................................... 44
Certain United States and Canadian Federal Income Tax Considerations......... 45
Investment Canada Act........................................................ 48
Legal Matters................................................................ 49
Experts...................................................................... 49
Additional Information....................................................... 49
Indemnification of Securities Act Liabilities................................ 49
Financial Statements.........................................................F-1

                                   -----------

      Until             , 1999 (25 days after the date of this prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters.

                          D.G. JEWELLERY OF CANADA LTD.

                        1,149,531 Shares of Common Stocks

                                   -----------

                                   PROSPECTUS

                                   -----------

                                  June 29, 1999

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      We shall, to the fullest extent permitted by the laws of the Province of Ontario, as the same may be amended and supplemented, indemnify under said section from and against any and all expenses, liabilities or other matters referred in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. We will have the power to purchase and maintain officers' and directors' liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Article 6.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following is a statement of the estimated expenses to be paid by D.G. Jewellery of Canada Ltd. in connection with the issuance and distribution of the securities being registered:

SEC Registration Fee .......................................          $ 2,436.71

Legal Fees and Expenses* ...................................          $        0

Accounting Fees and Expenses* ..............................          $        0

Miscellaneous* .............................................          $   10,000

      Total ................................................          $12,436.71

-----------

* estimate

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

      During the past three years, D.G. Jewellery of Canada has sold unregistered securities as described below. There were no underwriters involved in the transactions and there were no underwriting discounts or commissions paid in connection therewith, except as disclosed below. The issuances of these securities were considered to be exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and the regulations promulgated thereunder. The purchasers of the securities in such transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for sales in connection with any distribution thereof and appropriate legends were affixed to the certificates for the securities issued in such transactions. The purchasers of the securities in the transactions had adequate information about the registrant.

      All of the following issuances were made pursuant to Section 4(2) of the Securities Act of 1933, as amended:

(i) Shares of common stock to the former shareholders of Aviv

      On February 10, 1998, we completed our acquisition of substantially all of the assets of Aviv, Inc., by assuming approximately $4.3 million in debt. The effective date of the acquisition was June 1, 1997. As part of the consideration for our acquisition of Aviv, we issued three promissory notes to three of the former shareholders of Aviv in the aggregate principal amount of $325,864.01; a $77,901.33 principal amount promissory note to Gadi Beer, a $123,981.34 principal amount promissory note to Allen Wayne and a $123,981.01 principal amount promissory note to Steve Cash. In March 1999 we entered into a settlement agreement with Gadi Beer, Allen Wayne and Steve Cash, pursuant to which we agreed to issue an amount of shares equal to the amount of such debts based on the price of the common stock in April 1999. As such, we issued an aggregate of 45,145 shares of our common stock to the former shareholders of Aviv as payment in full of the promissory notes. We issued 10,793 shares of common stock to Gadi Beer, 17,176 shares of common stock to Allen Wayne, and 17,176 shares of common stock to Steve Cash. The offer and sale of the shares of common stock were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof, because the offers and the sales were made to sophisticated investors who had access to information about us and were able to bear the risk of loss of their entire investment. We did not use a placement agent in connection with the issuance of these shares and we did not pay any fees or commissions in connection with issuance of these shares of common stock.

(ii) The May 1999 private placement offering

      In May 1999, we issued 615,385 shares of common stock and an aggregate of 172,308 warrants exercisable at $8.13 per share in connection with a private placement offering. The exercise price of the warrants is subject to adjustment in certain circumstances. These warrants are exercisable from May 1999 until May 2004. We issued 615,385 shares of common stock to Haymarket, LLC, 110,769 warrants to purchase common stock to Haymarket, LLC, and 61,539 warrants to purchase common stock to Oscar Gruss & Son.

      We may be required to issue Haymarket, LLC an additional 316,693 shares of common stock to cover any potential adjustment in the amount of shares of common stock purchased in the May private placement offering. Pursuant to the Common Stock Purchase Agreement between Haymarket, LLC and us, dated May 18, 1999, the number of shares purchased by Haymarket, LLC will be adjusted to reflect a reset in the purchase price of the shares acquired according to the following terms:
(i) the reset price of the shares will be the average of the lowest twelve bid prices of our common stock during the applicable reset period (as defined below); (ii) the number of shares of common stock to be issued upon the expiration of each the two reset periods will be calculated by the following formula: (307,692.5 (1/2 the number of shares purchased)) x (1,500,000 x 115% - the average of the lowest twelve bid prices of our common stock during the applicable reset period) / (the average of the lowest twelve bid prices of our common stock during the applicable reset period); and (iii) there will be two reset periods, each reset period consisting of thirty trading days, (a) the first reset period covering 306,692.5 of the shares purchased by Haymarket, LLC to expire on 30th day after the date this prospectus is declared effective, and
(b) the second reset period
covering 306,692.5 of the shares purchased by Haymarket, LLC to expire on the 30th day after the date of the expiration of the first reset period.

      The offer and sale of the shares of common stock and the warrants were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof, because the offers and the sales were made to sophisticated investors who had access to information about us and were able to bear the risk of loss of their entire investment. We did not use a placement agent in connection with the issuance of these shares and warrants and we did not pay any fees or commissions in connection with this private placement offering.

(iii) Options to purchase common stock issued to Consultants for Strategic Growth, Inc.

      In April 1999 we issued 6,250 options to purchase shares of common stock to Consultants for Strategic Growth, Inc. The options were issued for services rendered in connection with public relations. The options vested immediately and terminate in April 2004. The options are exercisable at an exercise price of $4.37 per share.

ITEM 27. EXHIBITS

 +3.1   Articles of Incorporation
 +3.2   By-laws of the Registrant
 +4.1   Form of Common Stock Certificate of the Registrant
 +4.2   Form of Redeemable Common Stock Purchase Warrant
 +4.2   Form of Underwriters' Options
 +4.3   Form of Warrant Agreement between the Company, American Stock
        Transfer & Trust Co. and Joseph Dillon & Company, Inc.
 *5.1   Opinion of   Grubner, Krauss, Barristers & Solicitors
+10.1 Lease between 1013418 Ontario Inc., In Trust and the Registrant dated February 1, 1995
+10.2 Operating Credit Line between the registrant and The Bank of Nova Scotia dated July 15, 1996
+10.3 Security Agreement between the Registrant and The Bank of Nova Scotia dated November 21, 1994
+10.4 General Assignment by the Registrant to The Bank of Nova Scotia dated November 21, 1994
+10.5 Assignment of keyman life insurance by the Registrant to The Bank of Nova Scotia dated November 29, 1994
+10.6 Priority Agreement between the Registrant, The Bank of Nova Scotia, Laurbrad Holdings Limited and Jack Berkovits dated December 1, 1995
+10.7 Priority Agreement between The Bank of Nova Scotia, Jack Berkovits and Laurbrad Holdings Limited dated December 1, 1995
+10.8 Priority Agreement between the Registrant, The Bank of Nova Scotia and Jack Berkovits dated December 1, 1995
+10.9 Pledge and Assignment of Security Interest held by the Registrant in Diamante Fine Jewellery Limited and The Bank of Nova Scotia dated December 1, 1995 including General Security Agreement from Diamante Fine Jewellery Limited to the Registrant dated May 11, 1995
+10.10 Guarantee of payment by 1013418 Ontario, Inc. to The Bank of Nova Scotia dated November 21, 1994
+10.11 Collateral Mortgage from 1013418 Ontario, Inc. to The Bank of Nova Scotia dated November 30, 1994
+10.12  Loan Agreement between the Registrant and Jack Berkovits dated
        May 31, 1995
+10.13 Promissory Note of the Registrant to Jack Berkovits dated May 31, 1995 +10.14 Security Agreement granted by the Registrant to Jack Berkovits dated
        May 31, 1995
+10.15 Loan Agreement between the Registrant, Jack Berkovits and Laurbrad Holdings Limited dated November 30, 1995
+10.16 Loan Agreement between the Registrant and Jack Berkovits dated November 30, 1995
+10.17  Promissory Note of the Registrant to Jack Berkovits dated November 30,
        1995
+10.18 Guarantee by the Registrant of Diamante Fine Jewellery Limited Cookstown Mall Lease dated March 24, 1995
+10.19 Guarantee by the Registrant of Diamante Fine Jewellery Limited St. Jacobs Lease dated July 14, 1993
+10.20 Promissory Note of the Registrant to Sherfam, Inc. dated April 1, 1996 +10.21 Equipment lease between the Registrant and The Bank of Nova Scotia
        (three equipment leases substantially similar) dated April 29, 1994 +10.22 General Security Agreement from Diamante Fine Jewellery Limited to The
        Bank of Nova Scotia dated August 4, 1995
+10.23 Diamante Fine Jewellery Limited Guarantee of the Registrant's Bank Financing dated August 1, 1995
+10.24  1996 Stock Option Plan
+10.25  1998 Stock Option Plan
*10.26 Common Stock Purchase Agreement between the Registrant and Haymarket, LLC, dated May 18, 1999

+10.27 Sale and Purchase Agreement between the Registrant and Aviv dated June 1, 1997
+10.28 Settlement Agreement between the Registrant and the former Aviv shareholders dated March 17, 1999
*23.1   Consent of Schwart Levitsky Feldman, independent auditors of the
        Registrant
*23.2   Consent of Gersten, Savage & Kaplowitz, LLP
*23.3   Consent of Grubner, Krauss, Barristers & Solicitors.

----------
+ Incorporated herein by reference to the Registrant's Form 20-F as filed on June 21, 1999.

*     Filed herewith.

ITEM 28. UNDERTAKINGS

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer pursuant to any charter provision, by-law, contract arrangements, statute, or otherwise, the registrant has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Actof 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Ac of 1933, as amended,t and will be governed by the final adjudication of such issue.

      The undersigned small business issuer hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) For determining any liability under the Securities Act of 1933, as amended, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or
(4) or 497(h), under the Securities Act of 1933, as amended, as part of this registration statement as of the time the United States Securities and Exchange Commission declared it effective.

      (5) For determining any liability under the Securities Act of 1933, as amended, treat each post-effective amendment that contains a form of prospectus as a new registration statement at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirement for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Province of Ontario, Canada on June 29, 1999.

                                        D.G. JEWELLERY OF CANADA LTD.

                                        By: /s/ GARY DAVIS
                                           -------------------------------------
                                            Gary Davis
                                            Vice President - Finance and Chief
                                            Financial Officer

                                POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

      We, the undersigned officers and directors of D.G. JEWELLERY OF CANADA LTD. hereby severally constitute and appoint Gary Davis, our true and lawful attorney-in-fact and agent with full power of substitution for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature                                       Title                               Date
   /s/ JACK BERKOVITS                     Chairman, Chief Executive Officer         June 29, 1999
-----------------------------------       and President
        Jack Berkovits

 /s/ GARY DAVIS                           Vice President, Finance, Chief Financial  June 29, 1999
-----------------------------------       Officer, Controller, Treasurer and
     Gary Davis                           Secretary

 /s/ THEODORE L. BONSIGNORE               General Manager, Diamonair and            June 29, 1999
-----------------------------------       Director
      Theodore L. Bonsignore

/s/ MYER FEILER                           Director                                  June 29, 1999
-----------------------------------
    Myer Feiler

/s/ RONALD RUTMAN                         Director                                  June 29, 1999
-----------------------------------
    Ronald Rutman